Weyerhaeuser

NOTICE OF THE 2023 ANNUAL MEETING & PROXY STATEMENT

Forward-Looking Statements

This proxy statement contains statements concerning the company's future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and reference or suggest the anticipated occurrence of events or accomplishments in the future. These forward-looking statements are based on our current expectations and assumptions and are not guarantees of future events or performance. The realization of our expectations and the accuracy of our assumptions are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in our 2022 Annual Report on Form 10-K, as well as those set forth from time to time in our other public statements, reports, registration statements, prospectuses, information statements and other filings with the SEC. It is not possible to predict or identify all risks and uncertainties that might affect the accuracy of our forward-looking statements and, consequently, our descriptions of such risks and uncertainties should not be considered exhaustive. There is no guarantee that any of the events anticipated by these forward-looking statements will occur, and if any of the events do occur, there is no guarantee what effect they will have on the company's business, results of operations, cash flows, financial condition and future prospects. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events, or otherwise.

Dear Shareholder:

We are pleased to invite you to attend your company's annual meeting of shareholders at 8:00 a.m. Pacific Time on Friday, May 12, 2023. The annual meeting will be conducted virtually via audio webcast. You will be able to attend the meeting, vote your shares and submit questions by logging on to www.virtualshareholdermeeting.com/WY2023.

The annual meeting will include consideration of the matters set forth in the accompanying notice of annual meeting and proxy statement. All shareholders of record as of March 10, 2023, are entitled to vote. Following the meeting, there will be a report on our operations.

Your vote is important. Whether or not you plan to attend the virtual annual meeting, we urge you to please vote as soon as possible. You can vote in the manner described in the section titled *Information About the Meeting — Voting Matters — Options for Casting Your Vote* on page 74 of the accompanying proxy statement.

On behalf of your board of directors, thank you for your continued ownership and support of Weyerhaeuser.

Sincerely,



Rick Holley
Chairman of the Board



Devin Stockfish
President & CEO

Rick R. Holley
Chairman of the Board

Devin W. Stockfish
President and Chief Executive Officer



Weyerhaeuser

Weyerhaeuser Core Values

Safety • Integrity • Citizenship • Sustainability • Inclusion

Table of Contents

Notice of the 2023 Annual Meeting of Shareholders

For additional information about our annual meeting, see *Information About the Meeting* on page 73.

Meeting Date	Meeting Time	Virtual Meeting (Audio Webcast)	Record Date
May 12, 2023	8:00 a.m. (Pacific)	www.virtualshareholdermeeting.com/WY2023	March 10, 2023

Annual Meeting Business

Weyerhaeuser Company's Annual Meeting of Shareholders will be held May 12, 2023 to:

- Elect as directors the nine nominees named in the accompanying proxy statement
- Approve, on an advisory basis, the compensation of our named executive officers
- Approve, on an advisory basis, the frequency of future advisory votes on the compensation of our named executive officers
- Ratify the selection of KPMG LLP as the company's independent registered public accounting firm for 2023
- Transact any other business that may be properly brought before the annual meeting

Proxy Materials

On or about March 29, 2023, we began distributing to each shareholder entitled to vote at the annual meeting either (i) a Notice of Internet Availability of Proxy Materials; or (ii) our proxy statement, a proxy card and our 2022 Annual Report to Shareholders and Form 10-K. The Notice of Internet Availability of Proxy Materials contains instructions to electronically access our proxy statement and our 2022 Annual Report to Shareholders and Form 10-K, how to vote and how to receive a paper copy of our proxy materials by mail, if desired.

Attending and Voting at the Annual Meeting

There will be no physical location for the annual meeting. Shareholders may attend, vote and ask questions at the meeting only by logging in at www.virtualshareholdermeeting.com/WY2023. To participate, you will need your unique control number included on your proxy card or on your Notice of Internet Availability of Proxy Materials.

Your vote is important. Shareholders who are owners of record of Weyerhaeuser common shares at the close of business on March 10, 2023, the record date, or their legal proxy holders, are entitled to vote at the annual meeting. Whether or not you expect to attend the virtual annual meeting, we urge you to vote as soon as possible by one of these methods:







VIA THE INTERNET
www.proxyvote.com

CALL TOLL-FREE
1-800-690-6903

MAIL SIGNED PROXY CARD
Follow the instructions on your proxy card or voting instruction form

Shareholders may also vote at the virtual annual meeting. For more information on how to vote your shares, please refer to *Information About the Meeting — Voting Matters — Options for Casting Your Vote* on page 74.
If you are a beneficial owner of shares held through a broker, bank or other holder of record, you must follow the voting instructions you receive from the holder of record to vote your shares.

Kristy T. Harlan
Senior Vice President, General Counsel and Corporate Secretary

IMPORTANT NOTICE
Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 12, 2023
Our Proxy Statement and our Annual Report to Shareholders and Form 10-K are available free of charge at www.proxyvote.com.

Proxy Voting Roadmap

Item 1: Election of Directors

Our board strives to maintain an appropriate balance of tenure, diversity, characteristics, talents, skills and expertise to provide sound and prudent guidance with respect to the company's operations and interests. The board engages in robust succession planning activities that have resulted in a strong track record of refreshment, with seven new directors added to our board since 2015.

The board recommends a vote "FOR" each nominee.

See pages 24-30 for more information.

Name & Primary Occupation	Age	Director Since	Independent	EC	AC	CC	GCRC
Mark A. Emmert Former President, National Collegiate Athletic Association	70	2008	✓			✓	✓
Rick R. Holley Former Chief Executive Officer, Plum Creek Timber Co., Inc.	71	2016	✓	✓		Chair	
Sara Grootwassink Lewis Former Chief Executive Officer, Lewis Corporate Advisors	55	2016	✓		Chair		
Deidra C. Merriwether Sr. Vice President & Chief Financial Officer, W.W. Grainger, Inc.	54	2020	✓		✓		
Al Monaco Former President & Chief Executive Officer, Enbridge Inc.	63	2020	✓			✓	
Nicole W. Piasecki Former Vice President & General Manager, Propulsion Division, Boeing Commercial Airplanes	60	2003	✓			✓	Chair
Lawrence A. Selzer President & Chief Executive Officer, The Conservation Fund	63	2016	✓	Chair	✓		✓
Devin W. Stockfish President & Chief Executive Officer, Weyerhaeuser Company	49	2019		✓			
Kim Williams Former Partner & Sr. Vice President, Wellington Management Co., LLP	67	2006	✓		✓		✓

EC = Executive Committee   AC = Audit Committee   CC = Compensation Committee
GCRC = Governance and Corporate Responsibility Committee

Board of Directors
Nominee Core Competencies

 **Significant Leadership**

 **Public Company Board Experience**

 **Timber, Land Management or Real Estate**

 **Capital-intensive or Manufacturing Industry**

 **Government, Regulatory or Legal**

 **Environment, Nature and Climate Change Strategy**

 **Finance & Capital Markets**

 **International Business**

 **Risk Management**

 **Diversity, Equity & Inclusion**



Item 2: Approve Executive Compensation

Our executive compensation program is designed to provide a market-competitive pay opportunity that ensures we attract and retain top talent, with pay directly linked to the achievement of short- and long-term business results that strongly align our executives' interests with those of our shareholders.

The board recommends a vote "FOR" this proposal.

See pages 31-66 for more information.

Objective	Key Compensation Practices
Offer competitive pay opportunity that allows us to attract and retain top talent.	✓ A significant portion of our executive pay is performance based. ✓ We target compensation in the median range of market pay.
Emphasize pay-for-performance that drives superior financial results and value creation.	✓ A significant portion of our executive pay is performance based. ✓ We evaluate performance against rigorous pre-set goals. ✓ When appropriate, we exercise negative discretion to reduce incentive compensation otherwise payable.
Provide strong alignment with the interests of our shareholders.	✓ Equity constitutes a significant portion of our executive pay. ✓ Performance Share Unit awards are tied to a three-year relative TSR measure. ✓ We have strong stock ownership requirements.
Mitigate unnecessary and excessive risk-taking.	✓ No employment agreements or guaranteed bonuses. ✓ We have a clawback policy and anti-hedging and pledging policy. ✓ "Double trigger" acceleration of change of control benefits. ✓ No perquisites other than limited relocation benefits and, when necessary, security services, and no tax gross ups for "golden parachute" excise taxes.

Item 3: Approve Frequency of Vote on Executive Compensation

Every six years our shareholders vote on the frequency of our "say-on-pay" shareholder advisory vote to approve executive compensation. Shareholders may indicate a preference to hold the advisory vote on executive compensation every one, two or three years. In the past, our shareholders have voted to hold the vote every year.

The board recommends a vote for "ONE YEAR" on this proposal.

See page 67 for more information.

Item 4: Ratify Appointment of Independent Registered Public Accounting Firm

The Audit Committee evaluates KPMG's performance annually and has determined that appointing KPMG to perform audit services for the company in 2023 is in the company's and shareholders' best interests. KPMG is a prominent national audit firm that has significant experience in the forest and wood products industry. The firm provides minimal non-audit services to the company, which bolsters its independence.

The board recommends a vote "FOR" this proposal.

See page 68 for more information.

Board Appointments



7 New Directors Since 2015

Average Board Tenure



9.3 Years

Board Age Distribution

40s	50s	60s	70s
1	2	4	2

Board Diversity



Female: 1 (Racially Diverse), 3
Male: 5

■ Racially Diverse

Say On Pay



We received over **93% support** in 2022

CEO Compensation



Our **CEO compensation** is
- **74% Equity Based**
- **60% Performance Based**

ESG Metrics



We include **ESG-related metrics** in our **RIGOROUS PRE-SET** annual incentive plan goals

2022 Performance Highlights

Our company's businesses achieved strong results despite macroeconomic headwinds and a variety of other supply chain disruptions over the course of 2022. Notwithstanding these market challenges, we continued to deliver superior shareholder value by improving and growing our portfolio of assets, maintaining our industry-leading performance, continuing to build on our strong ESG foundation and executing on our capital allocation strategy, including returning meaningful amounts of cash to our shareholders.



We Strengthened the Value of Our World Class Timberlands Portfolio
- Acquired over $300 million of timberlands, including 80,800 acres of highly productive timberlands in North and South Carolina strategically located near our existing timberland and mill operations, providing significant optionality to capture value for our Real Estate and Natural Climate Solutions businesses

We Delivered Strong Financial and Operating Performance
- Generated full-year net earnings of $1.9 billion, Adjusted EBITDA* of $3.7 billion, net cash from operations of over $2.8 billion and Adjusted FAD* of over $2.3 billion
- Delivered peer-leading Adjusted EBITDA margin in all Wood Products manufacturing businesses and peer-leading Adjusted EBITDA per acre in Western Timberlands
- Captured $40 million of Operational Excellence ("OpX") margin improvements across our businesses

We Advanced Our Natural Climate Solutions Business
- Generated operating income of $32 million and Adjusted EBITDA of $43 million, on track to reach $100 million of Adjusted EBITDA by year-end 2025
- Signed carbon capture and storage agreements for two projects with high-quality counterparties involving approximately 46,000 acres of pore space underlying our timberlands
- Entered into one wind and 12 solar energy transaction agreements

We Enhanced Our Strong ESG Foundation and Leadership
- Reduced greenhouse gas emissions against 2030 reduction targets and committed to achieving net-zero by 2040
- Received third-party verification of our scope 1 and location-based scope 2 emissions for both 2020 and 2021
- Developed a comprehensive energy strategy & integrated greenhouse gas and energy metrics into capital planning
- Deployed inclusive leadership training to 500+ leaders and expanded our online DE&I training catalog
- Delivered classroom leadership training to nearly 300 front-line, mid-level and future executive leaders
- Improved our giving approach, including a new company match program, grant recipient toolkit and impact report

We Returned Significant Cash to Our Shareholders and Reduced High-Coupon Debt
- Returned $1.75 billion in total cash to shareholders based on 2022 results
- Increased our quarterly base dividend by 5.9% in 2022 to $0.18 per share and paid a supplemental dividend of $0.90 per share in the first quarter of 2023 based on 2022 results
- Returned $550 million to our shareholders through opportunistic share repurchases
- Reduced higher interest rate debt through a timely and successful refinancing transaction on $900 million of long-term debt

Adjusted EBITDA and Adjusted FAD represent financial measures that are calculated and presented other than in accordance with GAAP. See Appendix A for a definition and explanation of these non-GAAP measures, a full reconciliation of each measure to the most directly comparable GAAP measure and a brief discussion of why we use these non-GAAP measures.

We returned
$1.75 BILLION
in total cash to
SHAREHOLDERS
based on 2022 results

We increased our
DIVIDEND BY 5.9%
in 2022 & paid a
**SUPPLEMENTAL
DIVIDEND OF
$0.90 PER SHARE***

*Supplemental dividend paid in
Q1 2023 based on 2022 results.

We generated
**PEER-LEADING
ADJUSTED
EBITDA MARGIN**
in all our wood products
manufacturing businesses

Our forests &
wood products
**REMOVE MORE THAN
4 TIMES THE AMOUNT
OF CO_2**
than we emit in our
operations each year

We captured
$40 MILLION
in Operational Excellence
MARGIN IMPROVEMENTS
across our businesses



Environmental Stewardship and Social Responsibility

Building on more than 120 years of expertise in sustainable forestry, we are always innovating and improving our sustainability practices and leadership in the woods and throughout our business. Our board provides oversight and direction on our sustainability strategy and ESG goals. Management reports to the full board on these matters on a regular basis and the board annually reviews our performance and progress.

Environmental Stewardship

Everything we do in our forests and our manufacturing operations considers the long-term view. From a business perspective, we ensure our forests continue to provide a sustainable supply of wood fiber now and in the future, while also enhancing and protecting the many additional benefits they provide, such as clean water, clean air and critical areas for biodiversity. In our manufacturing operations, we focus on efficient use of raw materials and responsible environmental management of our sites.

We are proud of our excellent performance in environmental stewardship, and we are firmly committed to ongoing scientific research and partnerships to find innovative, meaningful ways to improve our practices. Through our practices, we:

- Keep the harvesting and growth of our forests in balance
- Contribute to clean water and improve air quality
- Preserve valuable wildlife habitat and protect biodiversity
- Reduce the likelihood and magnitude of forest fires
- Store carbon in our sustainably managed forests and wood products
- Manage our environmental impacts and reduce risk
- Verify our practices through externally validated certification programs

Minimizing Our Environmental Footprint

We meet or exceed rigorous environmental standards in all areas where we operate, and we constantly strive to improve the efficiency of our operations. We focus on increasing energy and resource efficiency, reducing greenhouse gas emissions, conserving natural resources and offering products with superior sustainability attributes to meet our customers' needs. We set measurable sustainability goals aligned with our business strategy and regularly evaluate our progress. We are committed to continuously improving our sustainability practices based on sound science and innovation. We actively monitor environmental conditions that could affect our assets and operations and partner with and support local, regional, national and global nonprofit organizations, research institutes, universities and government agencies on research efforts and projects.



We plant
130-150 MILLION TREES EACH YEAR
and harvest only 2% of our forests each year on average

A Net Carbon-Negative Impact

Climate change will almost certainly result in the disruption of normal business patterns in the future, and it is essential for us to address the unique risks it poses for our people, our operations and the communities where we live and work. We have a role to play in both decreasing our CO_2 emissions and removing CO_2 from the atmosphere. Fortunately, one of the largest opportunities to remove CO_2 already exists—forests. As they grow, trees naturally sequester CO_2 and store it as solid carbon, making working forests a powerful, far-reaching and cost-effective tool to help limit the concentration of CO_2 in the atmosphere. As the steward of millions of acres of forests in the United States and Canada and one of the largest producers of wood products in the world, we believe we are uniquely positioned to be part of the solution to this global challenge.

In 2022, we publicly released our fully branded *Carbon Record*, which demonstrates the powerful contribution we make as a natural climate solution by sequestering and storing carbon in our forests and wood products. Our Carbon Record shows that our operations aren't simply carbon negative. Through our forests and wood products, we remove more than *four times* the CO_2 we emit each year, and our forests in the United States alone store billions of metric tons of CO_2 equivalents ("mtCO$_2$e").



On average, we use more than **95% of every log** in our manufacturing process

Our **GHG Emission Reduction Target** is verified by the **Science Based Targets Initiative** at the **HIGHEST LEVEL OF AMBITION**

We meet **more than 70%** of our own energy needs using **RENEWABLE BIOMASS**

We certify **100%** of our **WOOD FIBER SUPPLY** to the Sustainable Forestry Initiative® **Fiber Sourcing or Certified Sourcing Standards**

We certify **100%** of our **TIMBERLANDS** to the Sustainable Forestry Initiative® **Forest Management Standard**

Social Responsibility

We know that maintaining a talented and engaged workforce and strong relationships with the communities where we operate is critical to our long-term value creation. For us, this commitment to our people and our communities means creating a safe, diverse and inclusive work environment. It also means supporting the communities where we operate, so they can be vibrant, prosperous places to live and work. It's good for our business, and it's the right thing to do.

Ensuring a Safe and Healthy Work Environment

The most fundamental characteristic of our culture at Weyerhaeuser is our deep commitment to the safety of our people. For us, safety is a core value and comes first in everything we do. Our industry-leading safety results are driven by:

- Caring leadership with a safety-focused "tone at the top"
- Engaged employees with robust safety training and education
- A strong focus on identifying and reducing hazards and risks

Our efforts have resulted in a significant and sustained reduction in the number and severity of recordable injuries over the last several decades. We remain relentlessly focused on achieving our goal of creating an injury-free workplace.



We're an **industry leader** in safety.

10.0

1990

1.62

2022

Recordable Incident Rate*

*Recordable Incident Rate ("RIR") calculated based on the number of Occupational Safety and Health Administration ("OSHA") defined recordable injuries/illnesses that occur in 100 workers working in one year.

Growing Our People Throughout Their Careers

Developing people is a key focus area and critical part of our company vision. We are intentional about developing and growing our people at all levels of the company and at all stages of their careers through activities such as:

- Creating meaningful individual development plans and providing a range of training and development tools
- Delivering classroom leadership training to hundreds of our front-line, mid-level and future executive leaders
- Engaging in rigorous internal talent reviews, succession planning and competency assessments
- Annually collecting feedback from employees about our workplace and their career development experience.



87% of our employees agree that we always put safety first.

86% of our employees agree they get the training they need to do their jobs well.

92% of our salaried employees have individual development plans.

Building a Diverse, Equitable and Inclusive Culture

Inclusion is a core value for our company. Our senior management team and board of directors are fully engaged and regularly review our diversity, equity and inclusion strategy and progress toward our goals of creating an inclusive environment, ensuring our policies and practices are equitable and improving representation where we have gaps.

To achieve this, we are focused on three key areas: leadership, people and culture. We set multiple targets in each category every year, and we are transparent about our progress, sharing results both internally and externally. We have an Inclusion Council in place and a dedicated director of Diversity, Equity and Inclusion who works with our leaders to set annual goals, review our progress and adjust our approach to meet evolving best practices. Some of our notable policies and practices include:

- "No tolerance" policies for discrimination and harassment of employees, suppliers, customers and visitors

- Recurrent review of pay equity

- Paid parental leave for all employees

- Masked names on resumes and diverse hiring teams

- Employee-led resource groups

- Training on unconscious bias, harassment prevention, and inclusive leadership

- Ongoing companywide communication on the importance of diversity, equity and inclusion

- Regular employee surveys and other means of confidentially collecting feedback to help us evaluate our inclusive culture and address any identified gaps

500+
of our leaders completed
INCLUSIVE LEADERSHIP TRAINING
in 2022

82%
of our employees agree
THEIR WORK ENVIRONMENT IS INCLUSIVE

32%
of our top leadership team (SVPs and VPs) are
WOMEN

In response to our 2022 feedback survey of all employees, 82% agreed their work environment is inclusive, which is an improvement of 2% from the last companywide survey, driven mostly by women and people of color.

Helping Our Communities Be Thriving Places to Work and Live

We are actively engaged in the communities where we operate, providing support through charitable giving and volunteer hours. We also provide more than 9,000 family wage jobs, mostly in rural communities, and are committed to meaningful stakeholder engagement. We're proud to give our time and money to help ensure these communities are thriving places to live and work. In 2022, we provided approximately $5.6 million in charitable grants, matching gifts, in-kind donations and sponsorships in our communities. Our employees volunteered 14,616 hours of their time to causes they care about, which is a strong testament to the generosity of our people and their dedication to their communities. Throughout the year, our employees also gave from their own pockets to their favorite charities using our online giving platform, which provides a company match and payroll deduction option.

In 2022 we gave
$5.6 MILLION
in charitable gifts, sponsorships, matching gifts, in-kind donations, employee time, and research support

In 2022 our people
VOLUNTEERED 14,616 HOURS
in our communities

Corporate Governance

Overview

Our corporate governance practices and policies promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in our company. Our governance framework is built on a foundation of written policies and guidelines, which we modify and enhance on a continuous basis to reflect best practices and feedback from our shareholders. Our Corporate Governance Guidelines and other key governance policies and documents are available on our website at investor.weyerhaeuser.com/policies-documents.

Alignment With Investor Stewardship Group Principles

Our corporate governance practices align with the governance principles set out in the corporate governance framework established by the Investor Stewardship Group, or ISG, for U.S.-listed companies, as shown below.

ISG Principle	WY Governance Practice
PRINCIPLE 1: Boards are accountable to shareholders	• All directors stand for election annually • Proxy access with market terms • Majority voting standard in uncontested director elections • Directors not receiving majority support must tender resignation for consideration • No poison pill — board-adopted policy requires shareholder approval prior to adoption unless approved by majority of independent directors • Robust disclosure of our corporate governance practices
PRINCIPLE 2: Shareholders should be entitled to voting rights in proportion to their economic interest	• Single class of voting shares • One share, one vote standard
PRINCIPLE 3: Boards should be responsive to shareholders and be proactive in order to understand their perspectives	• All directors attend our annual meetings, providing an opportunity for shareholder engagement • Board considers annual voting results and ongoing investor engagement feedback in setting company policies and strategy • Directors engage with major shareholders, as appropriate, as a part of our ongoing outreach programs
PRINCIPLE 4: Boards should have a strong, independent leadership structure	• Independent board chairman with clearly defined responsibilities • Board considers appropriateness of its leadership structure at least annually • Proxy statement discloses why board believes current leadership structure is appropriate

PRINCIPLE 5:
Boards should adopt structures and practices that enhance their effectiveness
	• Board composition reflects a broad range of relevant perspectives, skills and knowledge, including gender, racial and ethnic diversity:
	  ○ 4 of our 9 directors (44.4%) are women
	  ○ 1 of our 9 directors (11.1%) is racially or ethnically diverse
	  ○ 2 of our 3 key committees (66.7%) are chaired by women
	• 8 of our 9 directors (88.9%) are independent; each key committee is fully independent
	• Active director refreshment with seven new board members since 2015
	• Mandatory retirement age (75)
	• Directors attended 98% of total board and committee meetings in 2022
	• All directors attended our 2022 Annual Meeting of Shareholders
	• Limits on outside board service
	• Policy provides that board may retain independent outside advisors in its discretion
	• Annual board and committee evaluation process

PRINCIPLE 6: Boards should develop management incentive structures that are aligned with the long-term strategy of the company	• Compensation Committee annually reviews and approves incentive program design for alignment with business strategies • Compensation program structure includes combination of short- and long-term performance goals • Proxy statement includes clear and robust disclosure regarding compensation program philosophy, objectives and design

Independent Board of Directors

Our Corporate Governance Guidelines and the listing requirements of the New York Stock Exchange ("NYSE") each require that a majority of the board be comprised of "independent" directors, as defined from time to time by law, NYSE standards and any specific requirements established by the board. A director may be determined to be independent only if the board has determined that he or she has no material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a material relationship with the company. To evaluate the materiality of any such relationship the board has adopted the NYSE's categorical independence standards for director independence.

The Governance and Corporate Responsibility Committee advises and makes recommendations to the full board regarding director independence. After considering the committee's recommendation, the board affirmatively determined that, other than Mr. Stockfish, each of the company's current directors, each nominee for director and each director who served as a director in 2022 is independent in accordance with applicable NYSE and Securities and Exchange Commission ("SEC") independence rules and requirements. The board determined that Mr. Stockfish is not independent because he is the president and chief executive officer of the company.

Separate Chairman and Chief Executive Officer Roles

Our board has chosen to separate the positions of board chair and chief executive officer. The chief executive officer is responsible for the strategic direction and day-to-day leadership and performance of the company. The independent non-executive chairman of the board provides oversight, direction and leadership to the board. The chairman also performs the following duties:

- In consultation with the chief executive officer, sets the agenda for meetings of the board;

- Presides over meetings of the full board, non-executive sessions of the board and shareholder meetings;

- Facilitates communication among our directors and between management and the board;

- Provides input to the Governance and Corporate Responsibility Committee and Compensation Committee, as appropriate, with respect to the composition and design of our board, our annual board self-evaluation process and the performance evaluation process for our chief executive officer; and

- As necessary or appropriate, represents the board in communicating with our shareholders and other external stakeholders.

Additionally, to provide a separate forum for candid discussion, the company's Corporate Governance Guidelines require regularly scheduled executive sessions of independent directors, which are led by our independent board chairman. In the case that our board chair is not independent, our Corporate Governance Guidelines require that the board appoint an independent lead director to fulfill this duty.

We believe that this separation of roles provides more effective monitoring and objective evaluation of the chief executive officer's performance and strengthens the board's independent oversight of the company's performance and governance standards. It also allows the board to draw on the leadership skills and business experience of two persons, the chairman of the board and the chief executive officer.

Board Committees

The board's primary committees are the Audit, Compensation and Governance and Corporate Responsibility Committees. These committees are comprised exclusively of independent directors and, in the case of the Audit Committee and Compensation Committee, include members who meet enhanced regulatory requirements for service on those committees. The board also has an Executive Committee. Each committee is governed by a written charter, a copy of which can be found on the company's website at investor.weyerhaeuser.com/committee-charters-and-composition.

Current Members

▶ **Sara Grootwassink Lewis (Chair)**
- Deidra C. Merriwether
- Lawrence A. Selzer
- Kim Williams

The Audit Committee met 7 times during 2022.

Audit Committee

The Audit Committee oversees the quality and integrity of the company's accounting, auditing and financial reporting practices, as well as the company's compliance with legal and regulatory compliance matters that could have a material impact on the company's financial statements or internal controls over financial reporting and, in coordination with the Governance and Corporate Responsibility Committee, such other compliance matters that could have a material financial effect on the company. The committee is also responsible for:

- The appointment, compensation and general oversight of the company's independent auditors;
- Annually assessing the performance of the independent auditors and the company's internal audit group;
- Pre-approving all audit and non-audit services to be performed by the company's independent auditors and all related fees;
- Regularly meeting separately in executive session with the independent auditors and the vice president of the company's internal audit group;
- Reviewing and discussing the company's annual and quarterly financial statements and its quarterly earnings press releases and related communications, and formally approving and recommending to the board inclusion of the annual financial statements in the company's 10-K annual report;
- Reviewing and discussing the annual audit plans of the independent auditor and internal audit group;
- Reviewing the effectiveness of the company's system of internal controls;
- Reviewing the results of the audit, including conclusions, significant findings and recommendations of both the independent auditor and the internal audit function, and assessing management's responses relating to such conclusions, findings or recommendations;
- Discussing with management, internal audit and the independent auditor the company's policies and practices relating to assessing and managing risk, including the risk of fraud;
- Approving policies and practices established by management for the company's hiring of employees or former employees of the independent auditor; and
- Establishing procedures for the receipt and retention of, and responses to, complaints regarding accounting, internal controls or auditing matters, including the anonymous submission by employees of concerns regarding questionable accounting or auditing practices.

All committee members are *financially literate* within the meaning of stock exchange listing rules and are independent and meet additional stock exchange and SEC independence standards for audit committee service.

Sara Grootwassink Lewis and Deidra Merriwether are each an *audit committee financial expert* as defined by the SEC, and each committee member has *accounting or related financial management expertise* as required by stock exchange listing standards.

Current Members

▶ **Rick R. Holley (Chair)**
- Mark A. Emmert
- Al Monaco
- Nicole W. Piasecki

The Compensation Committee met 4 times during 2022.

Compensation Committee

The Compensation Committee reviews and approves the compensation philosophy, strategy and design of the company's compensation and benefits systems to ensure they are aligned with the company's objectives and are effective in attracting and retaining workforce talent. It also makes compensation decisions for the company's executive officers. The committee also:

- Recommends to the board of directors the corporate goals and objectives relevant to CEO compensation, evaluates the CEO's compensation in light of performance against those goals and objectives, and recommends to the board the CEO's compensation level based on this evaluation;

- Reviews and recommends to the board of directors the compensation philosophy, strategy, programs and plans regarding non-employee director compensation;

- Acts as administrator for the company's incentive compensation plans, including establishment of performance goals;

- Regularly reviews and approves changes to the peer group used for benchmarking compensation for executive officers;

- Monitors the financial effects, and any risks, to the company related to the company's compensation plans, programs and practices;

- Establishes stock ownership requirements for executive officers and recommends to the board stock ownership requirements for non-employee directors; and

- Appoints and oversees the independent compensation consultant and annually ensures that the consultant's work raises no conflicts of interest.

All committee members are independent and meet additional stock exchange and SEC independence standards for compensation committee members.

Current Members

▶ **Nicole W. Piasecki (Chair)**
- Mark A. Emmert
- Lawrence A. Selzer
- Kim Williams

The Governance and Corporate Responsibility Committee met 3 times during 2022.

Governance and Corporate Responsibility Committee

The Governance and Corporate Responsibility Committee oversees the company's governance structure and practices. It is also responsible for evaluating overall board composition, ensuring that the appropriate skills, backgrounds and experience are adequately represented on the board, and making recommendations for board nominees accordingly. The committee also:

- Manages the board and committee evaluation process;

- Oversees the process for the board's evaluation of our CEO's performance;

- Provides oversight of sustainability strategy and performance, including our approach to addressing nature and land management matters as well as climate change impacts and opportunities;

- Provides oversight and policy direction on the company's environmental and safety policies and practices;

- Recommends any changes to the company's Corporate Governance Guidelines to the board; and

- Provides oversight of ethics and business conduct and coordinates with the Audit Committee regarding any ethics, business conduct or compliance matters that could have a material financial effect on the company.

All committee members are independent.

Current Members

▶ **Lawrence A. Selzer (Chair)**
- Rick R. Holley
- Devin W. Stockfish

Executive Committee

The Executive Committee is authorized to act for the board in the interval between board meetings, except to the extent limited by law, applicable stock exchange listing standards or the company's charter documents.

Risk Oversight and Management

Board and Committee Risk Oversight

The board is actively involved in the oversight of risks that could affect the company. The oversight of these risks, which range from short- to long-term in nature, is conducted at the full board level and through committees of the board pursuant to written charters outlining their respective duties and responsibilities. The full board retains responsibility for oversight of broad strategic and operational risks along with risks not otherwise delegated to one of its committees. These retained risks include, for example, strategic risks related to our industry and competition, our capital structure and our financial health, and operational risks such as cybersecurity.

The board stays informed of each committee's oversight of its assigned areas of risk, which are summarized in the table below, through regular reports by each committee chair to the full board. At least one member of the Governance and Corporate Responsibility Committee serves concurrently on the Audit Committee because some of the key risks overseen by the committee could involve financial risk. The board and its committees also receive regular reports directly from our chief compliance officer and from other officers and company personnel responsible for management of particular company risks. To help assess the company's current and potential risks, both the board and its committees regularly call upon external advisors, including those with expertise in housing, macro-economics, investment banking, compensation, accounting, pension asset and liability management, and cybersecurity.

Generally, the level and scope of board and committee oversight does not vary with the type of any particular company risk; although risks of greater potential severity that pose more of an immediate threat to the company and its operations or financial health are discussed with the board and its committees more frequently and in more detail than other, less immediately threatening, risks. The board believes that this structure and approach provides the appropriate leadership to help ensure effective risk oversight.

Committee Risk Oversight	
Audit Committee	✓ Oversees risks relating to financial reporting, as well as legal and regulatory compliance matters that may have a material impact on the company's financial statements, internal controls over financial reporting or disclosure controls ✓ In coordination with the Governance and Corporate Responsibility Committee, oversees such other legal and regulatory compliance matters that may have a material financial effect on the company ✓ Meets regularly with the company's chief financial officer, controller, vice president of internal audit, internal legal counsel, KPMG LLP and other members of management ✓ Receives regular reports relating to matters such as the status and findings of audits being conducted by the internal and independent auditors, the status of material litigation and other contingent liabilities, and changes in accounting requirements or practices that could affect the content or presentation of the company's financial statements ✓ Reviews any "hot-line" or other reports concerning accounting, internal controls or auditing matters

Committee Risk Oversight	
Governance and Corporate Responsibility Committee	✓ Oversees risks relating to board leadership and effectiveness, management and board succession planning, sustainability and environmental practices and policies (including matters relating to climate change), ethics and business practices, political activities and other public policy matters that affect the company and its stakeholders ✓ In coordination with the Audit Committee, oversees legal and regulatory compliance matters that may have a material financial effect on the company ✓ Works with officers of the company responsible for relevant risk areas and keeps abreast of the company's significant risk management practices and strategies for anticipating and responding to major public policy shifts that could affect the company ✓ Oversees the company's program for ethics and business conduct
Compensation Committee	✓ Oversees risks relating to the company's compensation and benefits systems and annually reviews policies and practices to determine whether they meet the committee's objectives for executive pay and to ensure that the company's compensation practices are not reasonably likely to have a material adverse effect on the company ✓ Retains its own independent compensation consultant and meets regularly with management to understand the financial, human resources and shareholder implications of its compensation decisions

Risk Management

While the board and its committees are responsible for general risk oversight, company management is charged with managing these risks. The company has a robust strategic planning and enterprise risk management process that facilitates the identification and management of risks. This process includes identification of specific risks, ranking of the likelihood and magnitude of effect of those risks, scenario analysis, review of risk appetite and a review of mitigation plans. Management analyzes risk areas that have the potential to materially affect the company's businesses and integrates this information into strategic planning and discussions with the board of directors.

Our enterprise risk management program is tasked with maintaining a robust compliance and ethics program along with disciplined processes designed to provide oversight of key risk areas for the company. It is led by our chief compliance officer, who reports to our senior vice president and general counsel and the Governance and Corporate Responsibility Committee, and operates in coordination with our businesses, our corporate staff including legal, accounting, IT and internal audit, and our external independent auditors. Our risk management group is responsible for overseeing management of a wide range of material risks that could affect the company, including strategic, operational, financial and reputational risks. Key risk areas of focus include cybersecurity, sustainability and environmental practices and safety performance, along with risks relating to our internal controls and procedures.

The task of oversight and management of company risks is a fluid and challenging one that requires frequent communication between the board and company management. As previously discussed, management regularly reports to the board and its committees on the status of existing company risks and the identification of new or emerging risks. Members of the board, in turn, actively provide feedback on the company's risk management practices and, where appropriate, make suggestions concerning increased focus on one or more existing risks or consideration of new or emerging risk areas.

Audit Committee Report

Management is responsible for the company's internal controls and the financial reporting process. KPMG LLP is responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing audit reports on the consolidated financial statements and the assessment of the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the board of directors.

In discharging its responsibility for the year ended December 31, 2022:

- The Audit Committee regularly met in executive sessions with management as well as internal and external auditors;

- The Audit Committee has reviewed and discussed the audited financial statements of the company with management;

- The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, as amended, and applicable SEC requirements;

- The Audit Committee has received the written disclosures and the letter from KPMG LLP required by the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has reviewed, evaluated and discussed with that firm the written report and its independence from the company; and

- Based on the foregoing reviews and discussions, the Audit Committee recommended to the board of directors that the audited financial statements and assessment of internal control over financial reporting be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The current members of the Audit Committee are set forth below.

- Sara Grootwassink Lewis, Chair

- Deidra C. Merriwether

- Lawrence A. Selzer

- Kim Williams

Succession Planning

Succession planning and leadership development are key priorities for the board and management. The board regularly reviews the company's people development activities in support of its business strategy, which includes a detailed discussion of the company's development programs, leadership bench and succession plans with a focus on key positions at the senior executive level and other critical roles. The board also has regular and direct exposure to high-potential leaders through formal board and committee presentations and informal events.

Shareholder Engagement

We believe that maintaining regular and active dialogue with our shareholders is important for effective corporate governance as well as to our commitment to deliver sustainable, long-term value to our shareholders. We engage with our shareholders on a variety of topics throughout the year to ensure we are addressing questions and concerns, to seek input and to provide perspective on our policies and practices. Shareholder feedback is regularly reviewed and considered by the board and its committees and is reflected in adjustments and enhancements to our policies and practices. We remain committed to investing time with our shareholders to maintain transparency and to better understand their views on key issues.

Mr. Stockfish, our CEO, and Mr. Wold, our CFO, frequently meet with shareholders and present at investor conferences, and our Investor Relations office engages with shareholders throughout the year on matters focused on our core businesses and performance. In addition to these shareholder engagements, our general counsel, head of investor relations and head of sustainability engaged with shareholder ESG teams to provide updates on our 2022 ESG performance, including our sustainability, social and governance practices, and to solicit feedback about our programs and practices. In 2022, we engaged with approximately 150 institutional investors, including approximately 40% of our top 100 shareholders. We also engaged with proxy and other advisory firms that represent the interests of various shareholders to help us stay abreast of developing areas of shareholder focus and to solicit feedback about our programs and practices.

Shareholder Rights

Shareholder Proxy Access

Our proxy access bylaw allows eligible shareholders to nominate candidates to the board of directors who are included in the company's proxy statement and ballot. This process for inclusion of shareholder nominees in the proxy statement is in addition to previously existing bylaw provisions that allow shareholders to nominate directors to the board without access to the company's proxy statement. For more information about the director nomination process, see *Stock Information — Shareholder Recommendations and Nominations of Directors* on page 71.

Directors Elected Annually by Majority Vote

Our bylaws require that directors be elected annually by a majority of the votes cast in uncontested director elections. Any incumbent director who is not re-elected continues to serve as a "holdover director" until the earlier of 90 days after election results are certified, his or her successor has been appointed by the board or he or she resigns. By company policy, each nominated incumbent director and each new nominee is required to tender an irrevocable resignation that becomes effective if the director does not receive a majority of the votes cast in an election and the resignation is accepted by the board. The Governance and Corporate Responsibility Committee considers relevant circumstances and factors, including without limitation whether accepting the resignation would cause the board or the company to be out of compliance with SEC rules or NYSE listing standards, and recommends to the board whether to accept the resignation. The board then must act on any such resignation and disclose its decision within 90 days from election certification date. Holdover directors do not participate in these deliberations or discussions.

Policy on Shareholder Approval of Rights Plans

The board maintains a shareholder rights plan policy that requires the board to obtain shareholder approval prior to adopting any shareholder rights plan. However, the board may act on its own to adopt a shareholder rights plan if a majority of the independent directors, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances.

Shareholders Right to Call Meetings

Our bylaws provide that special meetings of our shareholders may be called by shareholders representing at least 25% of the company's outstanding shares if certain notice and other procedural requirements are followed and if the board determines that the matters of business to be brought before the meeting are appropriate for shareholder action under applicable law.

Clawback Policy

We maintain an incentive compensation clawback policy to ensure that incentive compensation is paid based on accurate financial and operating data and the correct calculation of performance against incentive targets. Our policy provides that in the event of an accounting restatement due to material non-compliance with financial reporting requirements, the company may seek to recover incentive compensation received by any current or former executive in excess of the amount that would have been paid if based on the corrected financial statements.

On October 26, 2022, the SEC adopted rules implementing the clawback provisions of the Dodd-Frank Act. The final rules direct the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. We intend to timely amend and restate our clawback policy to reflect these new requirements.

Anti-Hedging and Trading Policy

Our anti-hedging and trading policy prohibits our directors, executive officers and employees who report directly to our executive officers from hedging their ownership of the company's stock, including without limitation any trading in options, puts, calls, or other derivative instruments related to company stock or debt. The policy also prohibits directors and executive officers from pledging company stock, engaging in any short sales of company stock or trading company stock on margin.

Related Party Transactions Review and Approval Policy

The board of directors recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest and may create the appearance that company decisions are based on considerations other than the best interests of the company and its shareholders. As a result, the board prefers to avoid related party transactions, while also recognizing that there are situations where related party transactions may be in, or at least may not be inconsistent with, the best interests of the company and its shareholders. The board has adopted a related party transactions policy and delegated to the Audit Committee the responsibility to review related party transactions. A related party transaction is any transaction (or series of related transactions) involving the company and in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest.

A "related person" is:

- A director or executive officer of the company;
- A shareholder who beneficially owns more than 5% of the company's stock;
- An immediate family member of any of the company's directors or executive officers; or
- A company, charitable organization or other entity in which any of these persons serves as an employee, officer or general partner (or in a similar role) or beneficially owns 10% or more of the entity.

A director, executive officer or a family member who is also a "related person" must inform the company's corporate secretary about any proposed related party transaction and disclose the pertinent facts and circumstances. If the corporate secretary concludes that a related party transaction is presented, the matter is brought to the Audit Committee for review.

- After review of the facts and circumstances, the disinterested members of the committee may approve the transaction only if the involved director's or executive's independence and the company's best interests are not adversely affected.
- Transactions not previously submitted for approval shall, upon becoming known, be submitted to the committee for ratification, termination or modification of terms.
- Material transactions approved by the committee are reported to the board of directors.

During 2022, there were no transactions and there are no currently proposed transactions in which Weyerhaeuser was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

Board Composition and Consideration of Director Nominees

Director Qualifications

Our Corporate Governance Guidelines provide that the board should encompass a diverse range of talent, skill and expertise sufficient to provide sound and prudent oversight and guidance with respect to the company's operations and interests. The Corporate Governance Guidelines also provide that, at all times, a majority of the board must be comprised of "independent directors" as defined from time to time by law, NYSE standards and any specific requirements established by the board. As a base line, each director is expected to exhibit high standards of integrity, commitment and independence of thought and judgment, participate in a constructive and collegial manner, be willing to devote sufficient time to carrying out the duties and responsibilities of a director and, most importantly, represent the long-term interests of all shareholders.

Examples of desired skills and backgrounds include:

- Executive leadership;

- Finance and capital markets;

- Public company board experience;

- Relevant industries, especially natural resource or other commodities management;

- Government, regulatory or legal;

- Manufacturing and capital-intensive industry;

- Environmental and climate change management and strategy;

- Diversity, equity and inclusion;

- Real estate and land management;

- International business; and

- Risk management.

In addition to the targeted skill areas, the board also seeks to have a membership that has diverse perspectives as informed by skills, experiences and backgrounds, including without limitation perspectives informed by diverse gender, racial, ethnic and national backgrounds.

The Governance and Corporate Responsibility Committee assesses the skill areas currently represented on the board and those skill areas represented by directors expected to retire from the board in the near future against the list of targeted skills and experiences. The committee also considers recommendations from members of the board regarding skills that could improve the overall quality and ability of the board to carry out its function. Based on this analysis, the committee targets specific skill areas or experiences as the focus of consideration for new directors to join the board.

Identifying and Evaluating Nominees for Directors

The Governance and Corporate Responsibility Committee uses a variety of methods for identifying and evaluating nominees for director. In the event vacancies are anticipated, or arise, the Governance and Corporate Responsibility Committee evaluates various potential candidates for director, considering the skill areas and characteristics discussed above and qualifications of the individual candidate. Candidates may come to the attention of the committee through current board members, third-party search firms retained to assist in identifying and evaluating possible candidates, shareholders or other persons. The committee or a subcommittee may interview potential candidates to further assess the qualifications possessed by the candidates and their ability to serve as a director. The committee then determines the best qualified candidates based on the established criteria and recommends those candidates for appointment by the board (to fill vacancies) or for election at the next annual meeting of shareholders.

Board Self-Assessment

The board is committed to assessing its own performance as a board in order to identify its strengths as well as areas in which it may improve its performance. The self-evaluation process, which is established by the Governance and Corporate Responsibility Committee, involves the completion of annual evaluations of the board and its committees, review and discussion of the results of the evaluations by both the committee and full board, and consideration of action plans to address any issues. The evaluation also includes a review of year-over-year evaluation results to identify any trends and to assess whether actions taken in response to previous evaluation results have resulted in meaningful improvements. As part of its self-assessment process, the board annually determines the diversity of specific skills and characteristics necessary for the optimal functioning of the board in its oversight of the company over both the short- and long-term.

Limits on Other Board Service

The board believes that director service on other company boards contributes valuable experience and perspective to the Weyerhaeuser Board of Directors. However, the board also expects that every director has sufficient time to commit to attending and being prepared to contribute at Weyerhaeuser board and committee meetings. With this in mind, our Corporate Governance Guidelines provide that a director may not serve on more than three other public company boards. If a director serves as the principal executive officer of a public company, the limit on outside board service is no more than two other public company boards. In addition, directors who serve on the Audit Committee may not serve on more than two other public company audit committees.

The board may determine, on a case-by-case basis, that any additional service on an outside board would not impair a director's ability to effectively discharge his or her duties as a director of the company.

Communication With Our Board

Communications to the board of directors may be sent to Weyerhaeuser Company, Attention: Corporate Secretary, 220 Occidental Avenue South, Seattle, Washington 98104 and marked to the attention of the board or any of its committees, the independent directors as a group or individual directors. Communications also may be sent by email to CorporateSecretary@weyerhaeuser.com.

Code of Ethics and Transparency

Integrity is a core value at Weyerhaeuser. We have a strong culture of ethics and integrity at every level of our company. Since our founding in 1900, we have consistently been recognized for our ethical business practices, compliance and high standards. In 2023, we were named for the 14th time as one of the World's Most Ethical Companies® by Ethisphere Institute, a global leader in defining and advancing the standards of ethical business practices.

Our Code of Ethics is currently in its tenth edition and applies to all employees and members of our board. It is an expression of our commitment and shared responsibility to conduct our business affairs ethically with stakeholders, including employees, communities, customers, suppliers, contractors and shareholders. We will notify shareholders on our website at weyerhaeuser.com of any waiver granted by the board of directors under the Code of Ethics for an executive officer or director. No such waivers were granted for any executive officer or director in 2022. The current edition of the Code of Ethics is available on our website at weyerhaeuser.com/company/values/integrity/.

We are **consistently named** one of the **WORLD'S MOST ETHICAL COMPANIES®** by ETHISPHERE

We are **transparent** about our **POLITICAL ACTIVITIES** and we **DISCLOSE OUR DONATIONS ANNUALLY**

Third-Party Recognitions



Listed on
FTSE4Good
ESG Index

Listed on
**Bloomberg
Gender Equality**
Index

Listed on
ECPI
ESG Index

Listed on
MSCI
ESG Index

Winning Rating
20% by 2020
Women on Boards

One of
America's
**Most Just
Companies**
Just Capital

One of the
World's
**Most Ethical
Companies**
Ethisphere

Rated Prime for
**Corporate
Performance**
by ISS ESG

**ISS Quality
Score #1**
Environmental

**ISS Quality
Score #1**
Social

Item 1. Election of Directors

The nine persons identified as follows are nominated to be elected as directors at the 2023 annual meeting for one-year terms expiring at the 2024 annual meeting. All nominees were elected as directors by shareholders at the 2022 annual meeting for a one-year term expiring at the 2023 annual meeting.

Unless a shareholder instructs otherwise on the proxy card, it is intended that the shares represented by properly executed proxies will be voted for the persons nominated by the board of directors. The board of directors anticipates that the listed nominees will be able to serve, but if at the time of the meeting any nominee is unable or unwilling to serve, the proxy holders may vote such shares at their discretion for a substitute nominee.

The biography of each of the following nominees contains information regarding the individual's service as a director, business experience, director positions held currently or at any time during the last five years, and information regarding their experiences, qualifications, attributes or skills considered by the Governance and Corporate Responsibility Committee and the board of directors to assess the nominee's candidacy for nomination.

> **The board of directors recommends that shareholders vote "FOR" the election of each of the following nominees.**

	Mark A. Emmert	Rick R. Holley	Sara Grootwassink Lewis	Deidra C. Merriwether	Al Monaco	Nicole W. Piasecki	Lawrence A. Selzer	Devin W. Stockfish	Kim Williams
Large Organization CEO or Equivalent Experience	●	●			●		●	●	
Other Significant Executive Experience	●	●	●	●	●	●	●	●	
Timber, Forest Products, Land Management or Real Estate Development		●	●			●	●	●	●
Manufacturing/Capital Intensive Industry		●	●	●	●	●		●	●
Other Commodity-Based Industry Experience		●	●	●	●				
Environmental Management & Strategy		●		●	●	●	●	●	
Climate Change Management and Strategy					●	●	●	●	
REIT Operations and/or Tax Compliance		●	●					●	
Finance & Capital Markets		●	●	●	●			●	●
Technology, IT or Cybersecurity Oversight			●		●	●			
Sales & Marketing				●	●	●			
Strategic Planning	●	●	●	●	●	●	●	●	●
International	●		●		●	●		●	●
Human Capital Management and Executive Compensation	●	●	●		●	●		●	●
Diversity, Equity and Inclusion		●			●			●	●
Legal and Government Relations	●	●	●	●	●	●	●	●	
Risk Management	●	●	●	●	●	●		●	●

Nominees for Election

Mark A. Emmert | Director Since 2008 | Age: 70



Biographical Information:

Mark A. Emmert served as the president of the National Collegiate Athletic Association from 2010 until March 2023; as president of the University of Washington in Seattle, Washington, from 2004 to 2010; as chancellor of Louisiana State University from 1999 to 2004; and chancellor and provost of the University of Connecticut from 1994 to 1999. Prior to 1994, he was provost and vice president for Academic Affairs at Montana State University and held faculty and administrative positions at the University of Colorado. He also is a director of Expeditors International of Washington, Inc. (global logistics services). He previously served on the board of directors of Omnicare, Inc. (healthcare services) until 2015.

Qualifications:

Mr. Emmert is a Life Member of the Council on Foreign Relations and is a Fellow of the National Academy of Public Administration. He has also been a Fulbright Fellow, a Fellow of the American Council on Education and served on many non-profit boards. He is an experienced leader of major organizations, with strong skills in government and international relations, strategic planning and public company executive compensation.

Rick R. Holley | Director Since 2016 | Age: 71



Biographical Information:

Rick R. Holley served as the president and chief executive officer of Plum Creek Timber Company, Inc. (timber) from 1994 to 2013 and continued to serve as chief executive officer until February 2016, at which time Plum Creek merged with Weyerhaeuser Company. From 1989 to 1994, Mr. Holley served as Plum Creek's chief financial officer. He previously served on the board of directors of Avista Corporation (electric and natural gas utility) until 2014 and as a director of Plum Creek until February 2016.

Qualifications:

Mr. Holley, one of the longest tenured chief executive officers in the timber industry, has a deep and broad understanding of the company's industry and business lines as well as experience in strategic planning, finance and risk oversight.

Sara Grootwassink Lewis | Director Since 2016 | Age: 55



Biographical Information:

Sara Grootwassink Lewis founded Lewis Corporate Advisors (capital markets advisory firm) in 2009, where she served as chief executive officer until 2018. From 2002 to 2009, she was executive vice president and chief financial officer of Washington Real Estate Investment Trust Company (equity REIT). She was previously vice president of finance and investor relations at Corporate Office Properties Trust (office and data center REIT) and sell-side REIT equity analyst with Johnston, Lemon & Co. (financial services). Ms. Grootwassink Lewis serves on the board of directors and chairs the compensation and human capital committee of Healthpeak Properties, Inc. (life science, senior housing and medical office real estate) and serves on the board and audit committee of Freeport-McMoRan Inc. (mining). She previously served on the board and chaired the audit committee of Sun Life Financial, Inc. (global financial services) until May 2021, as well as the boards of PS Business Parks, Inc. (commercial real estate) until 2019, CapitalSource Inc. (commercial lending) until its acquisition in 2014, Plum Creek Timber Company, Inc. (timber) until its merger with Weyerhaeuser Company in 2016, and Adamas Pharmaceuticals, Inc. (specialty pharmaceuticals) until 2016. Ms. Grootwassink Lewis is also involved in the following organizations: the Center for Audit Quality, where she serves on the Audit Committee Council; the Brookings Institution, where she serves on the Board of Trustees, Executive Committee and chairs the Governance Studies Council; the United States Chamber of Commerce Center for Capital Markets Competitiveness, where she serves on the Leadership Board; and the National Association of Corporate Directors, where she is a Board Leadership Fellow and delegate for the Advisory Council for Risk Oversight. Ms. Grootwassink Lewis also served as a member of the Public Company Accounting Oversight Board Standing Advisory Group from 2015 to 2017.

Qualifications:

Ms. Grootwassink Lewis has extensive executive, financial and real estate industry experience, having served as a senior executive of a publicly traded REIT as well as a member of several public company boards. Ms. Grootwassink Lewis also holds a chartered financial analyst designation and is a certified public accountant registered in the state of Illinois.

Deidra C. Merriwether | Director Since 2020 | Age: 54



Biographical Information:

Deidra C. Merriwether has served as senior vice president and chief financial officer for W.W. Grainger, Inc. (industrial maintenance, repair, and operating products supply) since January 2021. In previous roles with Grainger, she was the senior vice president and president of North American Sales & Services until January 2021, senior vice president of Direct Sales and Strategic Initiatives from 2016 to 2020, and vice president of Finance, Americas, from 2013 to 2016. Prior to Grainger, she was with Sears Holdings Corp. (retail) as chief operating officer of Retail Formats from 2011 to 2013; senior vice president and chief financial officer of Retail Formats from 2008 to 2011; vice president of Procurement & Merger Integration from 2004 to 2008; and vice president of Kmart Real Estate Strategy from 2002 to 2004. She has also served in various finance, production, and management roles with Sears, Isiah Investments (investments), PricewaterhouseCoopers (professional services), and Eli Lilly & Company (pharmaceutical). Ms. Merriwether served on the board of Sears Canada from 2007 to 2010 and serves on the Ann and Robert Lurie Children's Hospital board in Chicago, IL, and on the North Carolina A&T State University Athletic Foundation board.

Qualifications:

Ms. Merriwether has broad-based and deep management experience in the areas of sales, international supply chain, and finance as well as significant profit and loss statement responsibilities.

Al Monaco | Director Since 2020 | Age: 63



Biographical Information:

Al Monaco served as president and chief executive officer and director of Enbridge Inc. (energy infrastructure) from 2012 to January 2023. Previously, Mr. Monaco held various senior executive roles at Enbridge including executive vice president, Natural Gas Transmission and Renewable Energy, executive vice president, Major Project, president of Enbridge Gas Distribution, and senior vice president, Corporate Planning and Development, as well as board positions with Enbridge and affiliated companies/publicly traded entities. He was also a director of the American Petroleum Institute, serving on its executive committee and as a chair of its finance committee. Other associations include the U.S. Business Council, the Business Council of Canada, the Business Council of Alberta, and the Catalyst Canada Advisory Board. Mr. Monaco holds the chartered professional accountant designation.

Qualifications:

Mr. Monaco has extensive experience in overseeing a large, complex and geographically diverse organization, as well as management of capital-intensive operations, development of natural resources, technology, international operations, strategic planning, human resource management and public company executive compensation. He has direct experience in capital markets, mergers and acquisitions, regulated businesses, government policy and environmental, social and governance matters.

Nicole W. Piasecki | Director Since 2003 | Age: 60



Biographical Information:

Nicole W. Piasecki served as vice president and general manager of the Propulsion Systems Division of Boeing Commercial Airplanes (aerospace) from March 2013 to September 2017. Previously, she served as vice president of Business Development & Strategic Integration for Boeing Commercial Airplanes from 2010 to March 2013; president of Boeing Japan from 2006 to 2010; vice president of Business Strategy & Marketing for Boeing Commercial Airplanes from 2003 to 2006; vice president of Sales, Leasing Companies, for Boeing Commercial Airplanes from 2000 until January 2003; and served in various positions in engineering, sales, marketing, and business strategy for the Commercial Aircraft Group since 1992. Ms. Piasecki serves on the boards of directors of BAE Systems PLC (defense and aerospace) and Howmet Aerospace Inc. (aerospace manufacturing). She is a member of the board of directors of The Stimson Center and an advisor to Mitsubishi Heavy Industries in Tokyo. Ms. Piasecki is a former board member of Seattle University, the Seattle Branch of the Federal Reserve Bank, a former member of the board of governors, Tokyo, of the American Chamber of Commerce of Japan and a former member of the Federal Aviation Administration's Advisory Council.

Qualifications:

Ms. Piasecki has extensive executive experience in capital-intensive industries, sales and marketing, strategic planning and international operations and relations.

Lawrence A. Selzer | Director Since 2016 | Age: 63



Biographical Information:
Lawrence A. Selzer has served as the president and chief executive officer of The Conservation Fund (one of the nation's premier environmental non-profit organizations) since 2001. He is the chairman of the board of directors of American Bird Conservancy and of the board of directors of Leading Harvest (sustainability in agriculture). He previously served on the board of trustees of Manomet until 2021, on the board of directors of Plum Creek Timber Company, Inc. (timber) until February 2016 and as chairman of the board of directors of Outdoor Foundation from 2007 until 2016.

Qualifications:
Mr. Selzer has experience and expertise in the areas of conservation procurement, conservation finance, timberland acquisitions and dispositions, and real estate management. He has experience managing and overseeing a large, complex, and geographically diverse environmental conservation organization.

Devin W. Stockfish | Director Since 2019 | Age: 49



Biographical Information:
Devin W. Stockfish has been president and chief executive officer of Weyerhaeuser Company since January 2019. Previously he served as the company's senior vice president, Timberlands from January 2018 to December 2018, and as vice president, Western Timberlands from January 2017 to December 2017. He also served as the company's senior vice president, general counsel and corporate secretary from July 2014 to December 2016, and as assistant general counsel from March 2013 to July 2014. Before joining the company, he was vice president and associate general counsel at Univar Inc. (chemical distribution), where he focused on mergers and acquisitions, corporate governance and securities law. Previously, he was an attorney in the law department at Starbucks Corporation (retail food and beverage) and practiced corporate law at K&L Gates LLP (law firm). Before he began practicing law, he was an engineer with The Boeing Company (aerospace and defense). Mr. Stockfish serves as chair of the board of directors for the National Alliance of Forest Owners.

Qualifications:
Mr. Stockfish has experience in the forest products industry, capital-intensive industries, corporate finance, executive compensation, legal and regulatory matters and strategic planning.

Kim Williams | Director Since 2006 | Age: 67



Biographical Information:
Kim Williams served as senior vice president and associate director of global industry research for Wellington Management Company LLP (investment management) from 2001 to 2005, was elected a partner effective in 1995 and held various management positions with Wellington from 1986 to 2001. Prior to joining Wellington, she served as vice president, industry analyst for Loomis, Sayles & Co., Inc. (investment management) from 1982 to 1986. She is also a director of E.W. Scripps Company (diverse media) as well as chair of the audit and executive committees and serves on the board of directors of Xcel Energy Inc. (utilities). She previously served as a director for MicroVest (asset management firm) until its acquisition in 2021. Ms. Williams is a member of the Women's Health Leadership Council of Brigham and Women's Hospital in Boston, Massachusetts, a member of the board of Oxfam America (global antipoverty agency) and a life trustee of Concord Academy.

Qualifications:
Ms. Williams has extensive experience in corporate finance, strategic planning and international operations.

Board and Committee Meetings in 2022

The following table summarizes meeting information for the board and each of the board's committees in 2022. Directors attended 98% of the total meetings of the board and committees on which they served in 2022.

Name	Board of Directors	Executive	Audit	Compensation	Governance and Corporate Responsibility
Total Meetings in 2022	6	—	7	4	3

Director Compensation

Non-Employee Director Compensation Program for 2022

The board believes that the level of non-employee director compensation should be based on board and committee responsibilities and be competitive with comparable companies. The board also believes that a significant portion of non-employee director compensation should be awarded in the form of equity to align director interests with the long-term interests of shareholders.

Director compensation for 2022 included the following components:

Description of Fee	Cash or Cash Equivalent Amount ($)
Annual Retainer — Cash	110,000 [1]
Annual Retainer — RSU	160,000 [2]
Board Chair Retainer — Cash	75,000
Board Chair Retainer — RSU	75,000
Audit/Compensation Committee Chair Retainer — Cash	20,000
Governance & Corporate Responsibility Committee Chair Retainer — Cash	15,000

(1) As a result of benchmarking non-employee director compensation, the board approved an increase to the amount of the annual cash retainer from $110,000 to $115,000, beginning in 2023.

(2) As a result of benchmarking non-employee director compensation, the board approved an increase to the amount of the annual RSU retainer from $160,000 to $170,000, beginning in 2023.

There are no meeting fees, and retainer fees are paid annually following the annual shareholders' meeting. Retainers for the board and committee chairs are paid in addition to the annual cash and RSU retainers.

The Compensation Committee is responsible for annually reviewing our non-employee director compensation practices in comparison to comparable companies. Our program reflects best practices, including:

- Retainer-only compensation with no fees for attending meetings, which is an expected part of board service;
- Additional retainers for special roles, such as board and committee chairs, to recognize incremental time and effort involved;
- Equity delivered in the form of full-value shares, with short (one-year) vesting to avoid director entrenchment;
- Director stock ownership requirements of five times the annual cash retainer ($550,000); and
- Expense reimbursement for actual travel and other out-of-pocket expenses incurred in relation to board service.

The Compensation Committee works with its independent compensation consultant, Frederic W. Cook & Co. ("FW Cook"), to ensure the program remains competitive. This review includes a competitive analysis of our non-employee director compensation program against the practices of the companies in the peer group used for executive compensation comparisons.

The following table shows the annual compensation of our non-employee directors for 2022.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Total ($)
Mark A. Emmert	110,000	159,991	269,991
Rick R. Holley	205,000	234,967	439,967
Sara Grootwassink Lewis	130,000	159,991	289,991
Deidra C. Merriwether	110,000	159,991	269,991
Al Monaco	110,000	159,991	269,991
Nicole W. Piasecki	125,000	159,991	284,991
Lawrence A. Selzer	110,000	159,991	269,991
Kim Williams	110,000	159,991	269,991

(1) The amount for Ms. Lewis includes cash compensation of $20,000 for her service as chair of the Audit Committee during 2022. The amount for Ms. Piasecki includes cash compensation of $15,000 for her service as chair of the Governance and Corporate Responsibility Committee during 2022. The amount for Mr. Holley includes cash compensation of $75,000 and a stock award of $75,000 for his service as chairman of the board and cash compensation of $20,000 for his service as chair of the Compensation Committee during 2022.

(2) Amounts reflect the grant date fair value of director compensation paid in the form of restricted stock units ("RSUs") or deferred stock equivalent units. The grant date fair value for all directors was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The fair value for all directors was calculated based on the grant date of May 16, 2022. The following directors chose to defer their RSUs into common stock equivalent units under our Fee Deferral Plan for Directors and were credited with the following common stock equivalent units: Mr. Holley — 6,155 units, Ms. Lewis and Ms. Merriwether — 4,191 units each. Amounts deferred into common stock equivalent units under the Fee Deferral Plan for Directors will be paid following the director's termination of service in the form of shares of the company's common stock.

The number of RSUs paid to directors was determined by dividing the dollar amount of the retainer equity award by the market price of Weyerhaeuser Company common stock on the date of grant. For 2022 awards, 6,155 RSUs were granted to Mr. Holley and 4,191 RSUs to each of the other directors. The RSUs vest over one year and will be settled in shares of the company's common stock upon the earlier of the one-year anniversary of the grant date or the day prior to the company's next regular meeting of shareholders following the grant date. Directors who leave the board during the one-year period receive a pro-rata number of shares on the settlement date. RSUs granted to directors are credited with dividends during the one-year vesting period.

Deferral Options for Cash and Equity Retainer

Directors may elect to defer all or a portion of the annual cash and equity retainer payments under the Fee Deferral Plan for Directors. A director may elect to defer the cash retainer into an interest-bearing account (with interest in accordance with the plan at 120% of the applicable federal long-term rate ("AFR") as published by the IRS in January of each plan year) or to defer the cash or equity portion of the retainer into stock equivalent units. In the case of cash fees, the number of credited stock equivalent units is determined by dividing the amount of cash deferred by the market price of the company's common stock on the date such fees would have been paid. In the case of equity fees, the RSUs are deferred into an equal number of stock equivalent units. In each case, stock equivalent units are credited with dividends during the deferral period.

Amounts deferred into cash are paid in cash, and amounts deferred into stock equivalent units are paid in company stock, in each case at the end of the deferral period, but in no event earlier than the director's separation from service to the board, in accordance with the requirements and limitations of Section 409A of the Internal Revenue Code ("IRC"). Canadian directors who defer fees into stock equivalent units may elect to receive cash payments instead of company stock.

Annual Meeting Attendance

The directors are expected to attend the company's annual meetings, if possible. All directors serving at the time of the 2022 annual meeting attended the meeting.

Item 2. Proposal to Approve, on an Advisory Basis, the Compensation of the Named Executive Officers

We are asking our shareholders to indicate their support for the compensation of our named executive officers ("NEOs") as described in this proxy statement. This annual proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of our NEOs.

Our executive officers, including our NEOs, are critical to our success. That is why we design our executive compensation program to attract, retain and motivate superior executive talent. At the same time, we design our executive compensation program to focus on shareholders' interests and sustainable long-term performance. We do this by making a significant portion of our NEOs' compensation contingent on reaching specific short- and long-term performance measures.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the 2023 annual meeting:

> "RESOLVED, that Weyerhaeuser Company's shareholders approve, on an advisory basis, the compensation of the named executive officers as disclosed in the company's proxy statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2022 Summary Compensation Table and the other related tables and disclosures."

This "say-on-pay" vote is advisory and therefore will not be binding on the company, the Compensation Committee or our board of directors. However, our board of directors and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the NEOs' compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

> **The board of directors recommends that shareholders vote "FOR"**
> **this advisory proposal to approve the compensation of our named executive officers.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation philosophy and practices and the material elements comprising our compensation program. It also explains the process that the Compensation Committee uses to determine compensation and benefits for our named executive officers or “NEOs”. For 2022, our NEOs are:

Name	Title
Devin W. Stockfish	President and Chief Executive Officer
David M. Wold	Senior Vice President and Chief Financial Officer (1)
Russell S. Hagen	Senior Vice President and Chief Development Officer
Travis A. Keatley	Senior Vice President, Timberlands
Keith J. O’Rear	Senior Vice President, Wood Products
Nancy S. Loewe	Former Senior Vice President and Chief Financial Officer (2)

(1) Mr. Wold became Senior Vice President and Chief Financial Officer on May 13, 2022.

(2) Ms. Loewe was Senior Vice President and Chief Financial Officer until May 13, 2022.

Executive Summary

Executive Compensation Philosophy and Practices

Our executive compensation program is designed to provide a market-competitive pay opportunity that ensures we attract and retain top talent, with pay directly linked to the achievement of short- and long-term business results. The Compensation Committee reviews our executive compensation program components, targets and payouts on an annual basis and considers feedback we receive from our shareholders to ensure that compensation is appropriately linked to performance against company strategy and aligned with the interests of our shareholders.

We achieve our objectives through an executive compensation program that:

- Offers competitive pay opportunity that allows us to attract and retain top talent;
- Emphasizes pay-for-performance that drives superior financial results and value creation;
- Provides strong alignment with the interests of our shareholders; and
- Mitigates unnecessary and excessive risk-taking.

Program Structure and Practices

The structure and components of our executive compensation program provide a balanced focus on both long-term strategic and financial objectives and shorter-term business objectives.

CEO Target Compensation Mix*


10% Base Salary
16% Annual Cash Incentive Plan
30% RSU
Long-Term Incentive Plan
44% PSU
60% Performance Based

Other NEO Target Compensation Mix*


24% RSU
22% Base Salary
Long-Term Incentive Plan
18% Annual Cash Incentive Plan
36% PSU
54% Performance Based

**Percentages are approximations and reflect mathematical rounding.*

Our Leading Compensation Practices

- No employment agreements;
- No tax gross-ups for “golden parachute” excise taxes;
- A clawback policy for incentive compensation recovery;
- Annual review of compensation risks and peer compensation data;
- Significant weighting of pay tied to performance-based compensation;
- No executive perquisites other than limited relocation-related benefits and, when necessary, security services;
- Significant portion of compensation in the form of equity awards with multi-year vesting;
- A policy prohibiting hedging and pledging of company stock by directors and officers;
- Rigorous and measurable goal setting aligned with business strategy, including ESG-related goals;
- Robust stock ownership requirements for the CEO (6x salary) and senior vice presidents (2x salary);
- An independent compensation consultant, FW Cook, to advise the Compensation Committee;
- “Double trigger” accelerated vesting of our long-term incentive equity awards upon a change of control; and
- Balanced focus on both long-term strategic and financial objectives and shorter-term business objectives.



WE BALANCE
LONG-TERM
STRATEGIC GOALS
WITH
SHORT-TERM
FINANCIAL OBJECTIVES

WE INCLUDE
ESG GOALS
IN OUR
INCENTIVE COMPENSATION PLANS

2022 Compensation Highlights

For 2022, each of our business segments delivered strong financial and operating results despite continuing macroeconomic challenges. Our business and operating results drove key performance metrics in the variable elements of our compensation program reflecting our emphasis on pay-for-performance. Following is a summary of how we performed against our short-term incentive goals under our Annual Incentive Plan (“AIP”) and how we performed against our long-term incentive goals under our Performance Share Unit plan. For more information about these plans, see the discussion under *Short-Term Incentive Plan* on page 40 and *Long-Term Incentive Compensation — Performance Share Unit Awards* on page 46.

2022 Annual Incentive Plan Payout

TIMBERLANDS

$784 Million Adjusted EBITDA Financial Performance Metric + **Achieves** Controllable Business Metrics Rating → **134% of Target**

REAL ESTATE

$329 Million Adjusted EBITDA Financial Performance Metric + **High Achieves** Controllable Business Metrics Rating → **190% of Target**

WOOD PRODUCTS

97% RONA Financial Performance Metric + **Low Achieves** Controllable Business Metrics Rating → **151% of Target**

Payout of 2020 Performance Share Unit Equity Award

Three-Year TSR  **17.9%**  **66.4% of Target Performance Shares**

2022 Say-On-Pay Results

Shareholders communicated overall strong support of our compensation philosophy and programs with **"say-on-pay" voting results in excess of 93% approval in 2022**. Our Compensation Committee and board of directors value the opinions of our shareholders and consider those opinions as key inputs when making compensation decisions. Historically, we have received very strong shareholder support for our compensation program. In addition to our regular shareholder engagement throughout the year, to the extent we were to receive a significant vote against the compensation of our named executive officers we would engage in vigorous shareholder outreach and consider our shareholders' feedback and concerns. The Compensation Committee would then evaluate whether responsive actions were necessary and implement any needed changes.

Frequency of Our Say-On-Pay Vote

Our shareholders expressed a preference to hold our "say-on-pay" vote on an annual basis at the 2017 annual shareholders meeting. Our shareholders are once again being afforded the opportunity to express a preference about the frequency of the "say-on-pay" vote at the annual shareholders meeting.

Compensation Philosophy and Principles

Competitive Pay to Attract and Retain Talent

Our executive officers, including our NEOs, are critical to our success. That is why we design our executive compensation program to attract, retain and motivate top executive talent.

Comparative Market Data

We annually review market compensation data to determine whether target compensation for our executive officers remains competitive and make adjustments when appropriate. Our market assessment includes evaluation of base salary, annual and long-term incentive opportunities and other rewards such as health benefits and retirement programs. Our philosophy is to set total target compensation and benefit levels within the median range of market pay and benefit levels. Each component of total compensation and other benefits is intended to be consistent with market practices to help the company attract and retain talented executives.

We use comparative executive compensation data publicly available from a designated peer group of companies to help evaluate the competitiveness of our executive compensation program. We also review the competitive performance of our peers to help establish performance targets for incentive plans and to assess appropriate payout levels for performance. In addition, we review various pay surveys, including surveys of pay practices of forest products companies and comparably sized manufacturing companies, as well as general industry data for similarly sized companies. The peer group and survey data are generally reviewed separately to understand pay differences, if any, by industry or business segment and to assess whether any changes in pay data from year to year reflect true market trends.

In analyzing this information, we compare the pay of individual executives if we believe the positions are sufficiently similar to make meaningful comparisons. We also consider each executive's level of responsibility, prior experience, job performance, contribution to the company's success and results achieved. The Compensation Committee exercises its judgment and does not apply formulas or assign specific mathematical weights to individual factors.

For the market assessment conducted to help the Compensation Committee set 2022 executive target pay opportunities, total target compensation for our NEOs relative to similarly situated executive officers in the competitive market was generally within the median range.

Peer Group for 2022 Compensation Opportunities

When establishing 2022 median target pay opportunities for our NEOs, the Compensation Committee reviewed competitive market data in February 2022 for the following group of comparator companies, comprised of companies representing both Real Estate Investment Trust ("REIT") and basic materials industries:

Company	Revenue [1] ($MM)	Market Cap [2] ($MM)
Air Products & Chemicals, Inc. (APD)	$10,323	$67,450
AvalonBay Communities, Inc. (AVB)	$ 2,277	$35,239
Ball Corporation (BLL)	$13,239	$31,181
Boston Properties, Inc. (BXP)	$ 2,789	$17,992
Crown Castle International Corp. (CCI)	$ 6,179	$90,218
Eastman Chemical Company (EMN)	$ 9,968	$16,255
Equinix, Inc. (EQIX)	$ 6,543	$76,160
Equity Residential (EQR)	$ 2,432	$33,939
International Paper Company (IP)	$21,932	$18,194
Iron Mountain Incorporated (IRM)	$ 4,392	$15,152
Nutrien Ltd (NTR)	$23,642	$42,885
Packaging Corporation of America (PKG)	$ 7,401	$12,842
PPG Industries, Inc. (PPG)	$16,369	$40,937
Public Storage (PSA)	$ 3,328	$65,681
Simon Property Group (SPG)	$ 4,919	$52,503
The Mosaic Company (MOS)	$10,974	$14,889
Ventas (VTR)	$ 3,760	$20,406
WestRock Company (WRK)	$18,746	$11,671
75th Percentile	$12,673	$50,099
50th Percentile	$ 6,972	$32,560
25th Percentile	$ 3,918	$16,689
Weyerhaeuser Company (WY)	$10,058	$30,846

(1) Four quarters of revenue closest to 2021 calendar year end.
(2) As of 12/31/2021.

Each year the Compensation Committee works with FW Cook, its independent compensation consultant, to review the composition of the peer group and make any necessary changes to maintain compensation within the group median range. We aim to select a peer group comprised of a roughly 50/50 mix of companies representing the REIT and basic materials industries. To better align the company's size in 2022 with the peer group median, Vornado Realty Trust (VNO) was dropped from, and Ventas (VTR) was added to, the peer group.

Pay-For-Performance

Our compensation program is designed to reflect a strong focus on the pay-for-performance approach that drives superior financial results and value creation and strongly aligns our executives' interests with those of our shareholders. We tie pay to performance by:

- Structuring a significant portion (60% for CEO, 54% for other NEOs) of executives' pay as performance-based compensation;

- Evaluating performance against rigorous, pre-set performance goals;

- Using performance to allocate more compensation to higher-performing businesses and employees; and

- Exercising negative discretion to reduce incentive compensation otherwise payable upon achievement of pre-set goals to adjust for negative business occurrences.

Setting Challenging Goals and Evaluating Our Performance

We design our compensation program to reward achievement of specific financial, strategic and individual performance goals. The Compensation Committee certifies achievement of our financial and controllable business metric goals, and we use an annual performance management process to assess individual performance. Both business and individual goals are established at the beginning of the year and are clear, measurable and performance based. Performance goals tend to include a broad spectrum of metrics that are aligned with our vision, including goals relating to financial and operating results, human capital management, environment and sustainability, customer value delivery and safety. The Compensation Committee and the board review the CEO's performance against his goals annually.

The Compensation Committee believes that challenging performance goals, considered in the appropriate context, are the best measure of our performance. In some market conditions, the rigor of our performance goals can be accurately assessed with year-over-year absolute increases to our financial or operational excellence targets. However, in a commodity market facing significant downward pricing pressure, equal or lower performance targets could be as, or more, rigorous and challenging. For example, we consider harvest levels, which fluctuate from year to year, in setting targets for our AIP. One of the main reasons for these fluctuations is our commitment to sustainable forestry practices, a fundamental element of our vision and strategy. We do not make up for changes in portfolio mix by harvesting more logs. We believe that this commitment to sustainable harvest management, which requires that we limit our harvest levels to maximum sustainable yield, is aligned with our company's and our shareholders' best long-term interests. Similarly, we manage our real estate assets for long-term shareholder value and therefore consider a variety of factors in setting our annual budget for this business, including but not limited to timing relative to prevailing or expected market conditions. We also set challenging goals for our wood products business that are focused on reducing operating costs and improving mill reliability. This in turn enables us to continue to operate profitably in low commodity pricing markets and maintain consistent supply for our customers. Beyond operating conditions, flat or lower performance targets might also reflect the financial impact of recently sold assets or businesses. For these reasons, the Compensation Committee believes it is important to set and evaluate performance goals in an appropriate business and operating context.

Strong Alignment With Shareholders

Our compensation program is also designed to reflect a strong alignment with the interests of our shareholders, which we believe is a key component of a successful executive compensation program. We achieve this alignment by structuring our program and policies so that:

- A significant portion (74% for CEO; 60% for other NEOs) of our executives' pay is in the form of equity compensation;

- Our PSU awards, which account for 60% of the equity awards for our executives, are tied to a three-year relative TSR measure; and

- Our stock ownership requirements ensure that our executives hold a significant amount of our stock (6x salary for our CEO and 2x salary for our senior vice presidents).

Our mix of short-term (annual cash incentive plan) and long-term (PSUs and RSUs) incentives, with a significant portion of total compensation provided through long-term incentives for our executive officers, encourages focus on both long-term strategic and financial objectives and shorter-term business objectives without introducing excessive risk. In general, employees with more ability to directly influence overall company and business segment performance have a greater portion of their overall compensation provided through long-term incentives.



Mitigation of Unnecessary and Excessive Risk Taking

In designing our executive compensation program, we aim to meet our objectives while implementing and maintaining leading practices that discourage unnecessary and excessive risk taking. This includes:

- Balance between fixed and variable compensation;

- Balance between cash and equity compensation;

- Clawback policy for incentive compensation recovery to ensure accountability;

- Policy prohibiting hedging and pledging of company stock by directors and officers;

- Balance between short- and long-term incentives;

- Diversification of performance metrics;

- Cap on bonus payments;

- Executive stock ownership guidelines; and

- Independent committee oversight and committee discretion to adjust quality of results.

Compensation Program Design

Our Industry

We operate in a cyclical industry, and our profitability with respect to many of our products can fluctuate significantly based upon factors beyond our control. Among the most important of these are macroeconomic factors that affect demand, and thus market prices, for our commodity products. For example, the U.S. Federal Reserve's decision in 2022 to raise interest rates, and thereby make mortgage financing significantly more expensive, had an adverse effect on the home building market and demand for wood products. Lumber prices fell during 2022 from a high of $1,334 per one thousand board feet to a low of $380 per one thousand board feet. Consistent with our focus on long-term shareholder value, we manage our timber assets on a sustainable basis. With that in mind, we do not make short-term management decisions that could negatively affect the long-term value of our timberlands in response to temporarily challenged commodity pricing environments. Likewise, we manage our manufacturing assets so they can operate reliably and profitably even during market downturns, which in turn helps us maintain a dedicated and skilled workforce and ensure a predictable supply of products to our customers.

Our compensation program is designed to reflect the business context in which we operate. It is vitally important that we retain top talent and incentivize our senior leaders to make the right long-term value decisions for our shareholders throughout the business cycle. We accomplish this by combining short- and long-term incentives that are tied to a range of key performance indicators. These include absolute financial performance goals as well as strategic business metrics that relate to operational excellence, sustainability practices and human capital management. Each year goals are designed and set to be more challenging than prior-year goals, but at the same time we take into account the market conditions and commodity pricing environments in which our businesses will operate.

Role of the Compensation Committee, Compensation Consultant and Management

Compensation Committee

The Compensation Committee oversees and administers our executive compensation program. This includes establishing performance goals for our incentive compensation plans, annually examining and approving a peer group of companies used to benchmark compensation and setting the compensation of our NEOs.

Independent Compensation Consultant

FW Cook has been engaged by the Compensation Committee to act as its compensation consultant and to advise the committee in the discharge of its responsibilities relating to our executive and board of directors compensation programs.

The committee has sole authority from the board of directors for the appointment, compensation and oversight of FW Cook, which reports directly to the committee. FW Cook provides no services to the company other than these compensation consulting services and has no other direct or indirect business relationships with the company or any of its affiliates. The Compensation Committee has reviewed the independence of FW Cook and has concluded that FW Cook's engagement and work do not raise a conflict of interest.

Management

Our CEO and Chief Administration Officer each play an important role in the Compensation Committee's process for determining executive compensation opportunities. For 2022, human resources executives presented to the committee specific compensation recommendations for all executive officers other than the CEO. These recommendations were developed in consultation with the Chief Administration Officer and the CEO and were accompanied by supporting market data generated by FW Cook. The CEO also provided the committee with his general views on compensation matters and on the performance of the executive officers who report to him. Exercising its independent judgment, the committee made final decisions for 2022 executive compensation opportunities. Decisions related to the CEO's 2022 compensation opportunities were made independently by the committee in direct consultation with FW Cook and then were recommended to the board of directors for its approval. The CEO, who was also a director during 2022, did not participate in and was not present for the board's discussions to review and approve the committee's recommendation regarding his compensation.

Compensation Components

To provide a competitive overall compensation and benefits package that is tied to creating shareholder value and that supports the execution of our business strategies throughout the business cycle we use a range of compensation components. The combination and the amount of each component are influenced by our compensation goals, market data, the role of the executive in the company and the total value of all the compensation and benefits available to the executive. The following is a summary of our 2022 executive officer compensation program:

Element	Objectives and Basis
Base salary	Provide fixed compensation within the median market range
Annual cash incentives	Provide annual cash incentive opportunity within the median market range to drive short-term company and business unit performance
Long-term incentives — Performance Share Units	Provide long-term incentive opportunity within the median market range to drive company performance and align executive and shareholder interests over a three-year performance period
Long-term incentives — Restricted Stock Units	Provide long-term incentive opportunity within the median market range to align executive and shareholder interests and retain top executive talent through long-term equity vesting
Retirement benefits	Provide retirement benefits within the median market range
Deferred compensation benefits	Allow executives to defer the receipt of compensation and related income inclusion for income tax purposes
Medical and other benefits	Provide benefits package within the median market range comprised of benefits offered to all employees

Base Salary

Base salary is the principal fixed element of executive compensation. In setting base salaries for executives, our Compensation Committee generally targets base salary to be within the median market range based on data from both the peer group companies previously described and general industry executive surveys for the applicable executive role. We also consider other factors to allow us to meet our objective of attracting and retaining top talent, such as the company's performance, relative pay among executives, the executive's individual performance and his or her experience. The Compensation Committee reviews executive salaries annually.

Following are the base salaries set by the Compensation Committee in February 2022 for our NEOs other than for Mr. Wold, whose base salary was set by the committee on May 13, 2022, the date of his appointment as Senior Vice President and Chief Financial Officer. Changes from 2021 base salaries for NEOs were made by the committee to maintain competitiveness within the median market range.

Named Executive Officer	Base Salary Set for 2022
Devin W. Stockfish	$1,200,000
David M. Wold	$ 595,000
Russell S. Hagen	$ 670,000
Travis A. Keatley	$ 600,000
Keith J. O'Rear	$ 670,000
Nancy S. Loewe	$ 635,000

Short-Term Incentive Plan

Our AIP is an annual cash incentive plan designed to motivate our executive officers to drive strong financial and business unit performance and to provide a clear link between pay and performance.

Plan Mechanics

At the beginning of the year, each AIP participant, including each of our NEOs, was assigned a target bonus opportunity that reflected competitive practices in the market for similar positions. Target bonus opportunities in 2022 were 150% of base salary for our CEO and 100% of base salary for the other NEOs. The maximum potential bonus that may be earned by any executive officer is 200% of target value.

Funding is calculated using financial performance metrics and controllable business metrics for each of the company's three business segments, with the financial performance metrics weighted 60% and the controllable business metrics weighted 40%. Controllable business metrics performance goals for 2022 are discussed in more detail on page 42.

Metrics in each category are discrete, measurable and rigorous and provide employees with a clear view of how business and individual performance affects compensation. Funding based on the financial performance and controllable business metrics ranges from 0% to 200% of target. The Compensation Committee maintains and has in the past exercised negative discretion to lower AIP awards notwithstanding actual performance goal achievement in appropriate circumstances.

Financial Performance Metrics (60%)

Financial performance metrics are established by the Compensation Committee at the beginning of each plan year and are not subject to adjustment by management. The committee determines the level of financial performance necessary for funding the threshold, target and maximum levels, which represent funding at 20%, 100% and 200% of target levels, respectively. If the applicable performance goal is below the threshold, the funding level for this portion of the AIP is 0%. Targets for the AIP's financial performance metrics are established based on a variety of factors:

• The near-term outlook, prior year performance and competitive position influence the performance goal set for target funding for the Timberlands and the Real Estate, Energy & Natural Resources businesses;

• The cost of capital and competitive position influence the performance goal set for target funding for the Wood Products business; and

• Internal benchmarks of outstanding performance influence the performance goal set for maximum funding.

For 2022 financial performance metrics, the Compensation Committee set Adjusted EBITDA targets for each of the Timberlands and Real Estate, Energy & Natural Resources businesses and a Return on Net Assets target (RONA) for the Wood Products business. The Adjusted EBITDA target for the Timberlands business was increased in 2022 from 2021 primarily due to favorable market conditions, and the RONA target for the Wood Products business was increased in 2022 from 2021 due to improved operational performance. The Adjusted EBITDA target for the Real Estate, Energy and Natural Resources business increased in 2022 from 2021 to reflect future growth expectations from the segment.

	Metric	Threshold (20% of Target Funding)	Target (100% of Target Funding)	Maximum (200% of Target Funding)
Timberlands	Adjusted EBITDA	$508 million	$725 million	$906 million
Real Estate, Energy & Natural Resources	Adjusted EBITDA	$275 million	$300 million	$325 million
Wood Products	RONA	15%	30%	50%

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, depletion, amortization, basis of real estate sold, and special items. We use this as the principal performance measure for the Timberlands and Real Estate, Energy & Natural Resources segments because it is a well understood measure of how well these businesses are generating cash and is a financial performance metric that is important to our shareholders. Adjusted EBITDA also aligns our cash incentive compensation program with how the company evaluates and reports its performance to shareholders and reflects the way senior management manages the company.

RONA. We define Return on Net Assets, or "RONA", as earnings before interest and taxes, or "EBIT", divided by average net assets, which is total assets for Wood Products less cash and cash equivalents and current liabilities. We use RONA as the principal performance measure for our Wood Products business because of its strong link over time to total shareholder return in the basic materials sector and for Weyerhaeuser. The use of this measure is intended to focus participants on generating profitability, both through increasing revenues and controlling costs. This measure also reinforces the importance of making disciplined capital investments that will improve the company's overall returns.

Controllable Business Metrics (40%)

The remainder of the AIP funding determination is based on the performance of each business against certain controllable business metrics approved in advance by the Compensation Committee. Each year the committee sets a threshold, target and maximum level for the controllable business metrics portion of the total AIP award. The controllable business metrics include rigorous and pre-set quantitative and qualitative operational excellence, sustainability and human capital management goals that are both detailed and measurable. Operational excellence goals include performance against achievement of the company's objectives in areas such as financial and competitive performance, cost competitiveness and performance against strategic goals and priorities. Sustainability goals include sustainable forestry certification for our Timberlands business, greenhouse gas reduction targets for our Wood Products manufacturing facilities, and carbon mitigation market goals involving carbon capture and storage and carbon offset transactions for our Real Estate, Energy and Natural Resources segment. Human capital management goals vary for each of our businesses and the conditions in which they operate; and they are designed to ensure that each business has a deep base of ready-now succession candidates and include measured progress against individual development plans for critical role placement in the organization.

Following is a description of the operational excellence, sustainability and human capital management goals that comprised the controllable business metrics portion of our 2022 AIP. Results are presented for each business segment.

TIMBERLANDS

Operational Excellence (Target Performance)	Results
• **Margin Improvement** ($25 – $35 million) • **Cost Avoidance** (3 – 5 Significant Opportunities) • **Efficiency** (1 – 2 Scale Process Improvements) • **Cross-Business OpX** ($8 – $12 million) • **Future Value** (25% – 49% gap closure against best-in-class silviculture/forestry benchmarks)	Achieves ($29.5 million) Achieves (4 Opportunities) Exceeds (3 Improvements) Exceeds ($12.9 million) Achieves (25-49%)
Sustainability • Maintain 100% Certification to Sustainable Forestry Practices	Results Exceeds (Maintained Certification with Zero Non-Conformances)

REAL ESTATE & ENR

Operational (Target Performance)	Results
• **RE Margin > Timber Net Present Value** (60% – 90%) • **Advance A&D and Business Development** (Complete substantial A&D deal(s) ($250MM) & establish Alternative Acquisitions Program) • **Asset Value Optimization ("AVO") 2.0** (Complete Carbon AVO 2.0 for entire portfolio)	Exceeds (147%) Exceeds ($307 million completed & Alternative Acquisitions Program established) Achieves (Carbon AVO 2.0 complete)
Sustainability • **Natural Climate Solutions Market Development** (Carbon Capture & Storage, Solar and Wind contracts) • **Carbon Offset Projects** (Monetize and list carbon projects; enter into multi-year forest carbon credit marketing agreement)	Results Exceeds (Two Carbon Capture and Storage contracts signed) Low Achieves (Signed one Forest Carbon Credit Marketing Agreement and one Improved Forest Management Agreement; and two carbon projects ready for listing)

WOOD PRODUCTS

Operational (Target Performance)	Results
• **Margin Improvement** ($35 – $55 million) • **Future Value** (3.2 – 3.6 Average Reliability Score) • **Cost Avoidance** (6 – 9 Significant Opportunities) • **Efficiency** (2 – 3 Scale Process Improvements) • **Cross-Business OpX** ($8 – $12 million)	Below ($11 million) Achieves (3.5) Exceeds (10 Opportunities) High Achieves (3 Improvements) Exceeds ($12.9 million)
Sustainability • Reduce Greenhouse Gas ("GHG") Emissions by 4% – 5%	Results Below (3% emissions reduction)

ALL BUSINESS SEGMENTS

Human Capital Management Goals relating to succession planning, critical role placement and leadership development.	Results Exceeds

Bonus Allocation Process

After the end of each plan year, the Compensation Committee approves the funding for the AIP based on the performance of each business against its pre-determined financial performance metrics and controllable business metrics. The bonus opportunities for executive officers are first multiplied by the level of funding achieved (e.g., 50% funding would reduce an officer's target opportunity by half). Funded awards may be adjusted up or down based on each officer's individual performance rating against his or her pre-established performance goals, based on a qualitative and quantitative assessment of performance and other individual performance criteria. In general, an executive officer will earn an annual incentive award at or near his or her funding-adjusted target level. However, the committee always retains discretion to adjust awards downward in extraordinary circumstances, as it has done in the past.

Individual AIP awards are calculated as follows:



The CEO and corporate function employees, including the Chief Financial Officer, receive annual bonuses based on a weighting of earned funding of the AIP for the business segments — 40% for Timberlands, 20% for Real Estate, Energy & Natural Resources, and 40% for Wood Products — modified by the performance of the individual employee against his or her performance goals. This funding mechanism is designed to align the CEO and CFO with the goals, priorities and success of all of our businesses in which they each play a critical role.

AIP Funding for 2022

For 2022, AIP funding multiples were as follows:

Business (Financial Measure)	FINANCIAL PERFORMANCE METRICS		CONTROLLABLE BUSINESS METRICS		2022 Total Business Funding Multiple (A+B)
	2022 Financial Results	Funding Multiple (A)	2022 Business Metrics Results	Funding Multiple (B)	
Timberlands	$784 million [1]	0.80	Achieves	0.54	1.34
Real Estate, Energy & Natural Resources	$329 million [1]	1.20	High Achieves	0.70	1.90
Wood Products	97% [2]	1.20	Low Achieves	0.31	1.51
Corporate Funding [3]	N/A	1.04	N/A	0.48	1.52

(1) Reflects segment Adjusted EBITDA.

(2) Reflects segment RONA.

(3) Corporate Funding is based on combined segment performance weighted 40% Timberlands, 20% Real Estate, Energy & Natural Resources, and 40% Wood Products.

AIP bonus targets and actual payout amounts for our NEOs in 2022 were:

Named Executive Officer	Target Bonus (% of Base Salary)	Target Bonus Amount ($)	Business Funding Multiple	2022 Bonus Earned ($)	2022 Bonus Earned (% of Target)
Devin W. Stockfish Corporate	150%	$1,800,000	1.52	$2,900,000	161%
David M. Wold [1] Corporate	71%	$ 423,000	1.52	$ 650,000	154%
Russell S. Hagen Real Estate, Energy & Natural Resources	100%	$ 670,000	1.90	$1,280,000	191%
Travis A. Keatley Timberlands	100%	$ 600,000	1.34	$ 810,000	135%
Keith J. O'Rear Wood Products	100%	$ 670,000	1.51	$1,020,000	152%
Nancy S. Loewe [2]	37%	$ 238,000	1.52	$ 362,000	152%

(1) The target bonus amount for Mr. Wold was prorated between time spent in his role as Chief Accounting Officer and a partial year of service as Senior Vice President and Chief Financial Officer based on the date of his appointment to this position.

(2) The target bonus amount for Ms. Loewe was prorated for a partial year of service, based on her termination date.

The AIP bonus for each of Messrs. Stockfish, Wold, Hagen, Keatley and O'Rear, and for Ms. Loewe, was above target because the business funding multiple applicable to their respective AIP opportunities exceeded target. The 2022 business funding multiple for Mr. Hagen was 1.90 based on the performance of the Real Estate, Energy & Natural Resources segment. The 2022 business funding multiple for Mr. Keatley was 1.34 based on the performance of the Timberlands segment. The 2022 business funding multiple for Mr. O'Rear was 1.51 based on the performance of the Wood Products segment. The 2022 funding multiple for each of Messrs. Stockfish and Wold and for Ms. Loewe was 1.52 based on the weighted combined performance of the Timberlands, Real Estate, Energy & Natural Resources and Wood Products segments. The committee further enhanced the funding multiple for Mr. Stockfish based on his exceptional leadership of the company in driving the organization forward through a year challenged by volatile market conditions and supply chain challenges and ensuring its success in executing strategic goals in 2022.

Long-Term Incentive Compensation

Each year the Compensation Committee sets target long-term incentive award opportunities for each of the company's executives, including our NEOs. Target award opportunities are aligned with the median range of peer companies, reflecting the company's desire to have a greater proportion of pay tied to performance and long-term shareholder value. Grants of long-term incentives are not guaranteed. Participants do not receive an equity grant if performance against their performance goals does not meet minimum standards. The Compensation Committee also considers competitive market conditions, expected future contributions to the company and retention concerns in determining the final grants to executive officers.

Our current long-term incentive program is comprised of two types of awards:

- PSU awards measure performance over a three-year performance period that begins on the grant date and ends at the end of the third fiscal year thereafter based on our total shareholder return relative to that of an industry peer group of companies that compete with one or more of our business units.

- RSU awards, which vest over a four-year period and accrue additional dividend equivalent units as we pay dividends to our shareholders, strongly align the interests of our senior executives and our shareholders.

We make our annual long-term incentive grants to employees in February of each year at the regular meeting of the Compensation Committee, which typically is within two weeks after the company publicly releases earnings. For executive officers who are hired or promoted during the year, the Compensation Committee considers compensation levels in connection with the board's appointment of the executive and may approve equity grants for the executive that are effective upon the later of (i) the officer's start date or the effective date of the promotion or (ii) the date the grant is approved by the Compensation Committee.

The Compensation Committee's February meeting date was the effective grant date for the 2022 annual equity grants to the NEOs other than Mr. Stockfish and Mr. Wold. Equity grants to Mr. Stockfish were made on the day following the Compensation Committee meeting at the meeting of the full board. Additional equity grants to Mr. Wold were made on May 16, 2022, after he began his role as Senior Vice President and Chief Financial Officer.

Total Long-Term Incentive Compensation Grants

The Compensation Committee established a target level of long-term incentives for each NEO relative to the median of competitive market long-term incentive levels. For 2022, the target long-term incentive values for the NEOs were:

Named Executive Officer	2022 Target Long-Term Incentive Value [1]
Devin W. Stockfish	$8,600,000
David M. Wold [2]	$1,164,500
Russell S. Hagen	$1,975,000
Travis A. Keatley	$1,850,000
Keith J. O'Rear	$1,975,000
Nancy S. Loewe	$1,850,000

(1) These amounts reflect the approved target value of long-term incentive compensation granted to each NEO in 2022. The actual grant-date fair values of these grants, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, are shown in the "Summary Compensation Table" on page 50 and the "Grants of Plan-Based Awards" for 2022 table on page 52.

(2) Mr. Wold was granted $272,000 in target value at the time of the annual grants made in February 2022 in connection with his role as Chief Accounting Officer and was granted an additional $892,500 in target value on May 16, 2022 in connection with his appointment to the position of Senior Vice President and Chief Financial Officer.

For 2022, 60% of the target value of the long-term incentive awards were granted in the form of PSUs and 40% of the value of the long-term incentive awards were granted in the form of RSUs.

PERFORMANCE SHARE UNITS 60%		RESTRICTED STOCK UNITS 40%
• Tied to achievement of long-term performance • Alignment with shareholders • Facilitates share ownership • Strong retention vehicle	Shares earned will range from 0% to 150% of the target number of PSUs based on the company's three-year TSR performance relative to a designated industry peer group.	• Alignment with shareholders • Facilitates share ownership • Strong retention vehicle

Performance Share Unit Awards

PSUs are designed to align pay and long-term performance, a key objective of our compensation program. We grant PSUs to executive officers to incentivize production of superior long-term shareholder returns through achievement of long-term operational and strategic business goals. A target number of PSUs were granted to the NEOs in 2022, as shown in the following table:

Named Executive Officer	Performance Share Units
Devin W. Stockfish	106,994
David M. Wold [1]	14,429
Russell S. Hagen	24,419
Travis A. Keatley	22,874
Keith J. O'Rear	24,419
Nancy S. Loewe [2]	22,874

(1) Mr. Wold was granted 2,242 PSUs at the time of the annual grants made in February 2022 in connection with his role as Chief Accounting Officer and was granted an additional 12,187 PSUs on May 16, 2022 in connection with his appointment to the position of Senior Vice President and Chief Financial Officer.

(2) PSU awards granted to Ms. Loewe were forfeited when her employment with the company terminated on May 13, 2022.

For the 2022-2024 PSUs, relative TSR will be evaluated versus an industry peer group comprised of 29 companies, 27 of which currently remain publicly-traded, that compete with one or more of our business units, including timberland REITs, forest products companies and wood products distribution companies. The committee chose these companies because they accurately represent our peers and competition across all of our business groups and thus align well with how our performance should be measured on a relative basis. The actual number of PSUs earned will range from 0% to 150% of the target number of PSUs granted based on the company's performance against the peer group over a three-year performance period. In the event of negative absolute company TSR performance, the maximum number of PSUs that may be earned is 100% of target, regardless of relative performance against the comparator group. Earned awards will vest on March 1, 2025, except for Mr. Wold's additional grant on May 16, 2022 in connection with his appointment as Chief Financial Officer, which will vest on May 16, 2025. Dividends paid on the company's common stock during the period when PSUs are outstanding are credited as dividend equivalents that are reinvested in additional PSUs, which are only settled in shares to the extent the underlying PSU is earned.

Payout percentages at various levels of relative TSR performance for the 2022 PSUs are illustrated in the table below:

TSR Percentile Rank Against Peer Group (100% Weighting)	Payout % of Target Awards [1]
< 25th percentile	0%
25th percentile	50%
50th percentile	100%
≥ 75th percentile	150%

(1) Payout percentages for performance above threshold (TSR performance above the 25th percentile) will be linearly interpolated between percentiles.

2020-2022 PSU Performance

The three-year performance period for the 2020 PSU Award concluded on December 31, 2022. Performance goals for these PSUs were based on our TSR relative to an industry peer group of 27 companies that remained publicly-traded for the full three-year performance period. Over the performance period, the Company's TSR ranked at the 33rd percentile, which resulted in 66.4% of target PSU units being earned by our NEOs.

Restricted Stock Unit Awards

The company grants RSU awards to align the interests of executive officers with those of our shareholders by creating a strong incentive to create and preserve long-term shareholder value. Through RSUs executive officers, like our shareholders, share both the risks and rewards of stock ownership. In addition, RSUs reward total shareholder return, whether delivered through share price appreciation or dividends. The company believes this is appropriate since, as a REIT, we have dividend distribution requirements that lead to a significant portion of our total shareholder return being delivered through dividends. Through multi-year vesting, the RSU grants also serve as a strong retention vehicle. Beginning with the 2022 annual RSU grant cycle, RSUs vest ratably over four years with 25% vesting on March 1st of each year beginning with the year following the year the grant is made. RSU grants made outside of the annual grant cycle, such as Mr. Wold's additional grant on May 16, 2022 made in connection with his appointment as Chief Financial Officer, vest each year on the anniversary date of the grant. During the vesting period, unvested RSU awards are credited with dividend equivalents, which are subject to the same vesting and release schedule as the original RSU awards.

In 2022, the following RSU awards were granted to the NEOs:

Named Executive Officer	Restricted Stock Units
Devin W. Stockfish	82,100
David M. Wold [1]	13,221
Russell S. Hagen	18,738
Travis A. Keatley	17,552
Keith J. O'Rear	18,738
Nancy S. Loewe [2]	17,552

(1) Mr. Wold was granted 3,870 RSUs at the time of the annual RSU grants in February 2022 in connection with his role as Chief Accounting Officer and was granted an additional 9,351 RSUs on May 16, 2022, in connection with his appointment to the position of Senior Vice President and Chief Financial Officer.

(2) RSU awards granted to Ms. Loewe were forfeited when her employment with the company terminated on May 13, 2022.

Other Compensation and Benefits

All U.S. salaried employees, including executive officers, are eligible for:

- A tax-qualified defined benefit pension plan, if hired before January 1, 2014;

- A non-elective employer contribution, currently 5% of eligible pay, in a tax-qualified defined contribution 401(k) or savings plan, if hired on or after January 1, 2014;

- A tax-qualified defined contribution 401(k) or savings plan, currently with an employer matching contribution of 50% for the first 6% of eligible pay (as defined by the IRS) contributed by the employee;

- Health, dental and life insurance coverage;

- Disability insurance;

- Paid time off; and

- Paid holidays.

These rewards are designed to be competitive with overall market practices and are in place to attract and retain top talent. In addition, executive officers may be eligible to:

- Participate in a non-qualified supplemental retirement plan (if hired before January 1, 2014) or a supplemental defined contribution retirement plan (if hired on or after January 1, 2014);

- Participate in a deferred compensation plan; and

- Receive other limited benefits.

Supplemental Retirement Plan and Supplemental Defined Contribution Plan

Executive officers in the U.S. are eligible to participate in the Supplemental Retirement Plan if hired before January 1, 2014. The Supplemental Retirement Plan provides benefits that are not available under the Weyerhaeuser Pension Plan due to compensation limits imposed by the IRC. We provided the Supplemental Retirement Plan to our executives because it was a competitive practice within the basic materials industry. Supplemental Retirement Plan benefits are paid from the general funds of the company. Consistent with general market practices, benefits under the Supplemental Retirement Plan are determined by a formula based on compensation paid in the five consecutive years when the executive officer was paid the highest total compensation (generally base salary plus annual incentive up to 1x base salary) during the 10 calendar years before retirement. Details of the Supplemental Retirement Plan benefits and the amounts accrued to each NEO can be found in *Pension Benefits* on page 55.

Executives hired on or after January 1, 2014, are eligible to participate in the Weyerhaeuser Supplemental Defined Contribution Plan ("Supplemental DC Plan"). The Supplemental DC Plan is intended to be a replacement plan for participants who are not eligible to receive a benefit under the Pension Plan or the Supplemental Retirement Plan. The Supplemental DC Plan provides for non-elective employer contributions equal to 5% of bonus pay plus the amount that would otherwise be provided under the tax-qualified defined contribution 401(k) plan if deferred compensation were included in the definition of pay and without regard to the compensation limits imposed by the IRC.

Deferred Compensation

Executive officers also are eligible to participate in a deferred compensation plan. The deferred compensation plan provides the opportunity to defer up to 50% of base salary and up to 100% of cash bonuses into an interest-bearing account for payment at a future date or into a deferred compensation plan account denominated in Weyerhaeuser common stock equivalent units. This plan is provided to be competitive in the market for top executive talent and to provide executives with tax planning flexibility at a nominal cost to the company. Year-end account balances can be found in the *Non-Qualified Deferred Compensation* table on page 57.

Other Limited Benefits

There are no significant additional benefits other than limited relocation benefits. We do not provide executive perquisites such as vehicles for personal use or personal travel for executives on company aircraft.

Other Factors Affecting Compensation
Change of Control Agreements

The company entered into new change of control agreements with each of its executive officers in August 2022 to replace the prior agreements that were set to expire by their terms. Under these agreements, the executive receives cash severance benefits upon executive's involuntary termination of employment by the company without cause or resignation for good reason, in each case, within 24 months following a change of control of the company. The benefit is not payable in the event of the applicable executive's termination for cause, a resignation by the executive for any reason other than for "good reason", or the executive's mandatory retirement, death or disability. Benefit payments are subject to the company's clawback and similar forfeiture policies and are not payable in the event that benefits are payable under the applicable executive's severance agreement. The new agreements do not provide for payment of any "golden parachute" excise taxes, and all benefits are subject to a "double-trigger" (i.e., a change of control plus qualifying termination of employment). Outstanding equity awards are not covered under the agreements and are subject to the terms set forth in the company's long-term incentive plans and applicable award agreements, which also require a "double-trigger" (i.e., a change of control plus qualifying termination of employment or decision by the successor entity not to continue the outstanding awards).

The Compensation Committee believes that change of control policies are an important element of the executive compensation program, support shareholder value creation and are necessary to attract and retain top senior talent in a competitive market. The change of control agreements are intended to ensure that management can fairly consider potential change of control transactions that could result in loss of their jobs. Change of control benefits — cash severance payments and accelerated vesting and payout of equity grants — are intended to enable executive officers to have a balanced perspective in making overall business decisions and to be competitive within overall market practices. See the description of the change of control benefits, the specific factors that would trigger payment and the amounts that can be received in connection with a change of control in *Potential Termination Payments — Change of Control* on page 58.

Severance Agreements

The company also entered into new severance agreements with each of its executive officers in August 2022 to replace the prior agreements that were set to expire by their terms. Under these agreements, the executive receives severance benefits upon termination unless the termination is for cause, is a result of the company's mandatory retirement policy, is because of the death or disability of the executive or is because the executive leaves or retires voluntarily. Benefit payments are subject to the company's clawback and similar forfeiture policies and are not payable in the event that benefits are payable under the applicable executive's change of control agreement. Outstanding equity awards are not covered under the agreements and are subject to the terms set forth in the company's long-term incentive plans and applicable award agreements.

The severance benefit amounts under the new severance agreements are unchanged from the benefits provided under the previous severance agreements.

The Compensation Committee believes that these severance policies are an important component of the executive compensation program and are necessary to attract and retain top senior talent in a competitive market. See the description of the severance benefits and the specific amounts that executive officers would receive as severance payments in *Potential Termination Payments — Severance* on page 59.

Compensation Tables

The following tables set forth information regarding 2022 compensation for each of our 2022 NEOs. Compensation for 2021 and 2020 is presented for the executive officers who were NEOs in 2021 and 2020. The Summary Compensation Table and the Grants of Plan-Based Awards for 2022 table should be reviewed together for a more complete presentation of both the annual and long-term incentive compensation elements of our compensation program.

Summary Compensation Table

Name and Principal Position	Year	Salary [1] ($)	Bonus [2] ($)	Stock Awards [3] ($)	Non-Equity Incentive Plan Compensation [4] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings [5] ($)	All Other Compensation [6] ($)	Total ($)
Devin W. Stockfish	2022	1,186,539	—	8,765,081	2,900,000	0	117,686	12,969,306
President and Chief	2021	1,137,500	—	7,857,107	3,386,000	326,224	8,700	12,715,531
Executive Officer	2020	959,885	—	6,942,865	2,640,000	581,691	34,628	11,159,069
David M. Wold	2022	493,642	—	1,238,265	650,000	0	9,150	2,391,057
Senior Vice President and Chief Financial Officer								
Russell S. Hagen	2022	665,962	—	2,005,328	1,280,000	0	103,948	4,055,238
Senior Vice President and	2021	647,500	—	1,954,188	1,230,000	0	91,075	3,922,763
Chief Development Officer	2020	611,298	—	1,848,429	1,000,000	523,988	68,365	4,052,080
Travis A. Keatley	2022	597,308	—	1,878,431	810,000	0	147,030	3,432,769
Senior Vice President, Timberlands								
Keith J. O'Rear	2022	665,962	—	2,005,328	1,020,000	43,236	9,150	3,743,676
Senior Vice President,	2021	646,250	—	1,904,732	1,240,000	1,470,232	8,700	5,269,914
Wood Products	2020	597,685	—	1,823,441	1,178,000	1,793,886	8,550	5,401,562
Nancy S. Loewe	2022	241,538	—	1,878,431	—	—	2,559,992	4,679,961
Former Senior Vice President and Chief Financial Officer	2021	504,808	300,000	1,827,940	910,000		167,371	3,710,119

(1) Amounts reflect the dollar amount of base salary paid in cash in the fiscal year. Additional information is provided in "Base Salary" on page 39.

(2) Amount reflects a one-time cash payment paid to Ms. Loewe in 2021 upon assuming her role as Senior Vice President and Chief Financial Officer as compensation for the loss of unvested equity with her then-current employer.

(3) Amounts reflect the grant date fair value of RSU and PSU awards granted under the company's long-term incentive plans computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Details regarding 2022 stock awards can be found in the table "Grants of Plan-Based Awards for 2022". Details regarding outstanding stock awards can be found in the table "Outstanding Equity Awards at 2022 Fiscal Year End". For more information regarding these awards and the calculation of their fair value, refer to the company's disclosure in its Annual Report for the year ended December 31, 2022, Part II, Item 8, Notes to Consolidated Financial Statements—Note 16 Share-Based Compensation. Assuming the highest level of performance is achieved (which would result in the vesting of 150% of the PSUs granted), the aggregate grant date fair value of PSUs set forth in the "Stock Awards" column above would be: Mr. Stockfish: $7,987,637; Mr. Wold: $1,077,197; Mr. Hagen: $1,823,000; Mr. Keatley: $1,707,658; and Mr. O'Rear: $1,823,000. Stock awards granted to Ms. Loewe were forfeited when her employment with the company terminated on May 13, 2022.

(4) Amounts represent the annual cash incentive awards earned under the company's AIP based on the company's performance and the performance of the company's businesses and individual NEOs against pre-set performance goals. These performance goals are described in "Compensation Discussion and Analysis — Compensation Program Design — Compensation Components — Short-Term Incentive Plan" on page 40.

(5) Amounts represent annual changes in the actuarial present value of accumulated pension benefits. In accordance with SEC rules, negative changes in the actuarial present value of accumulated benefits are reported in the table as $0. For 2022, the present value of pension benefits changed from the prior year for Mr. Stockfish by a negative $392,347, Mr. Wold by a negative $84,581, Mr. Hagen by a negative $850,546, and Mr. Keatley by a negative $300,596. For 2021, the present value of Mr. Hagen's benefit changed from the prior year by a negative $111,306.

(6) Amounts under "All Other Compensation" for each of the NEOs are described in the following table.

Summary Compensation Table — "All Other" Compensation

Name	Year	Company Contribution to Defined Contribution Plan ($)	Other ($)	Total ($)
Devin W. Stockfish	2022	9,150	108,536 [1]	117,686
	2021	8,700	—	8,700
	2020	8,550	26,078	34,628
David M. Wold	2022	9,150	—	9,150
Russell S. Hagen	2022	103,948 [2]	—	103,948
	2021	91,075	—	91,075
	2020	68,365	7,072	68,365
Travis A. Keatley	2022	9,150	137,880 [1]	147,030
Keith J. O'Rear	2022	9,150	—	9,150
	2021	8,700	—	8,700
	2020	8,550	—	8,550
Nancy S. Loewe	2022	63,982 [2]	2,496,010 [3]	2,559,992
	2021	27,931	139,440	167,371

(1) For Mr. Stockfish, amount includes $108,536 for security services in 2022. For Mr. Keatley, amount includes $95,906 for security services and $41,974 in relocation expenses in 2022.

(2) For Mr. Hagen, amount includes a non-elective company contribution of $15,250 and matching contribution of $9,150 to the 401(k) plan and a non-elective company contribution of $79,548 to the Supplemental DC Plan. For Ms. Loewe, amount includes non-elective company contribution of $12,077 and matching contribution of $6,405 to the 401(k) plan and a non-elective company contribution of $45,500 to the Supplemental DC Plan. See discussion under "Compensation Discussion and Analysis — Compensation Program Design — Supplemental Retirement Plan and Supplemental Defined Contribution Plan" on page 48 for more information about these payments.

(3) Amount includes a cash severance payment of $2,486,418 made in connection with Ms. Loewe's termination of employment on May 13, 2022 and a cash payment of $9,592 representing a portion of Ms. Loewe's 2021 relocation expenses paid in 2022.

Grants of Plan-Based Awards for 2022

The following table provides information for each of our NEOs regarding 2022 annual and long-term incentive award opportunities, including the range of potential payouts under non-equity and equity incentive plans. Specifically, the table presents the 2022 grants of AIP, PSU and RSU awards.

Name	Type of Award	Grant Date [1]	Estimated Future Payouts Under Non-Equity Plan Awards [2]			Estimated Future Payouts Under Equity Plan Awards [2]			Stock Awards Number of Shares or Stock Units [3] (#)	Grant Date Fair Value of Stock and Option Awards [4] (#)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Devin W. Stockfish	AIP	02/11/2022	360,000	1,800,000	3,600,000					
	PSU	02/11/2022				53,497	106,994	160,491		5,325,091
	RSU	02/11/2022							82,100	3,439,990
David M. Wold	AIP	05/16/2022	84,600	423,000	846,000					
	PSU	02/10/2022				1,121	2,242	3,363		111,584
	PSU	05/16/2022				6,094	12,187	18,281		606,547
	RSU	02/10/2022							3,870	163,159
	RSU	05/16/2022							9,351	356,974
Russell S. Hagen	AIP	02/10/2022	134,000	670,000	1,340,000					
	PSU	02/10/2022				12,210	24,419	36,629		1,215,334
	RSU	02/10/2022							18,738	789,994
Travis A. Keatley	AIP	02/10/2022	120,000	600,000	1,200,000					
	PSU	02/10/2022				11,437	22,874	34,311		1,138,439
	RSU	02/10/2022							17,552	739,992
Keith J. O'Rear	AIP	02/10/2022	134,000	670,000	1,340,000					
	PSU	02/10/2022				12,210	24,419	36,629		1,215,334
	RSU	02/10/2022							18,738	789,994
Nancy S. Loewe [5]	AIP	02/10/2022	47,600	238,000	476,000					
	PSU	02/10/2022				11,437	22,874	34,311		1,138,439
	RSU	02/10/2022							17,552	739,992

(1) The date of the Compensation Committee meeting at which long-term incentive and AIP award opportunities are approved is the effective grant date for equity plan award grants and award opportunities under the AIP to the NEOs other than the CEO. Compensation decisions for the CEO are approved by the board of directors based upon recommendations by the Compensation Committee. The effective grant date for equity plan award grants and AIP award opportunities to the CEO is therefore the date of approval by the board of directors.

(2) Represents the value of potential payments under the company's AIP and the number of shares that may be earned under the PSU plan. These plans and awards are described in the "Short-Term Incentive Plan" and "Long-Term Incentive Compensation" sections under "Compensation Discussion and Analysis — Compensation Program Design" beginning on page 40.

(3) Amounts represent RSUs granted under the company's long-term incentive plan. These awards are described in the "Long-Term Incentive Compensation" section under "Compensation Discussion and Analysis — Compensation Program Design" on page 44.

(4) Amounts reflect the grant date fair value of RSU and PSU awards granted under the company's long-term incentive plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Details regarding outstanding equity awards can be found in the table "Outstanding Equity Awards at 2022 Fiscal Year End". For more information regarding these awards and the calculation of their fair value, refer to company's disclosure in its Annual Report for the year ended December 31, 2022, Part II, Item 8, Notes to Consolidated Financial Statements — Note 16 Share-Based Compensation.

(5) Equity awards granted to Ms. Loewe were forfeited when her employment with the company terminated on May 13, 2022.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table provides information regarding outstanding stock options and unvested stock awards held by each of our NEOs as of December 31, 2022.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable [1] (#)	Number of Securities Underlying Unexercised Options Unexercisable [1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2][3] ($)	Market Value of Shares or Units of Stock That Have Not Vested [2][4] (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested [2][5] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested [2][5] ($)
Devin W. Stockfish	02/12/2014	15,069	—	30.1600	02/12/2024	—	—	—	—
	04/09/2014	18,144	—	28.5600	04/09/2024	—	—	—	—
	02/12/2015	39,458	—	35.4050	02/12/2025	—	—	—	—
	02/09/2016	90,909	—	23.0900	02/09/2026	—	—	—	—
	02/08/2019	—	—	—	—	27,277	845,587	—	—
	02/14/2020	—	—	—	—	46,060	1,427,860	—	—
	02/14/2020	—	—	—	—	82,957	2,571,667	—	—
	02/12/2021	—	—	—	—	69,435	2,152,485	181,446	5,624,826
	02/11/2022	—	—	—	—	82,100	2,545,100	106,994	3,316,814
David M. Wold	02/12/2014	3,693		30.1600	02/12/2024				
	02/12/2015	4,402	—	35.4050	02/12/2025				
	02/09/2016	9,272	—	23.0900	02/09/2026				
	02/07/2019	—	—	—	—	1,065	33,015		
	02/13/2020	—	—	—	—	2,098	65,038		
	02/13/2020	—	—	—	—	1,679	52,049		
	02/11/2021	—	—	—	—	2,769	85,839	3,214	99,634
	02/10/2022	—	—	—	—	3,870	119,970	2,242	69,502
	05/16/2022	—	—	—	—	9,351	289,881	12,187	377,797
Russell S. Hagen	02/07/2019	—	—	—	—	7,164	222,084	—	—
	02/13/2020	—	—	—	—	12,323	382,013	—	—
	02/13/2020	—	—	—	—	22,193	687,983	—	—
	02/11/2021	—	—	—	—	17,358	538,098	45,358	1,406,098
	02/10/2022	—	—	—	—	18,738	580,878	24,419	756,989
Travis A. Keatley	02/07/2019	—	—	—	—	1,694	52,514	—	—
	02/13/2020	—	—	—	—	3,467	107,477	—	—
	02/13/2020	—	—	—	—	2,774	85,994	—	—
	02/11/2021	—	—	—	—	4,575	141,825	5,311	164,641
	09/13/2021	—	—	—	—	10,779	334,149	—	—
	02/10/2022	—	—	—	—	17,552	544,112	22,874	709,094
Keith J. O'Rear	02/07/2019	—	—	—	—	6,777	210,087		—
	02/13/2020	—	—	—	—	12,156	376,836	—	—
	02/13/2020	—	—	—	—	21,893	678,683	—	—
	02/11/2021	—	—	—	—	16,918	524,458	44,211	1,370,541
	02/10/2022	—	—	—	—	18,738	580,878	24,419	756,989
Nancy S. Loewe [6]	—	—	—	—	—	—	—	—	—

(1) All outstanding Option awards are 100% vested. Options are for a term of 10 years. The company discontinued granting stock options in 2017.

(2) "Stock Awards" represent outstanding RSUs and PSUs. RSUs granted on February 7, 2019, February 8, 2019, February 13, 2020, February 14, 2020, February 11, 2021, February 12, 2021, September 13, 2021 and May 16, 2022 vest in 25% increments over four years, beginning 12 months following the grant date. RSUs granted on February 10, 2022 and February 11, 2022 vest in 25% increments over four years, beginning March 1, 2023. PSUs granted on February 13, 2020, February 14, 2020, February 11, 2021 and February 12, 2021 are earned based on relative company performance at the end of a three-year performance period and vest on the third anniversary of the grant date. PSUs granted on February 10, 2022 and February 11, 2022, are earned based on relative company performance at the end of a three-year performance period and vest on March 1, 2025. PSUs granted on May 16, 2022 are earned based on relative company performance at the end of a three-year performance period and vest on May 16, 2025, the third anniversary of the grant date.

(3) In accordance with SEC disclosure guidance, amounts in this column also include PSU units granted in 2020, the performance period for which was concluded on December 31, 2022, based on the actual value (66.4% of target) of the award.

(4) Values were computed by multiplying the market price of $31.00 for the company's common stock on December 30, 2022 by the number of units.

(5) Represents the estimated value of the 2021 and 2022 PSU awards as of December 31, 2022. Amounts shown are estimates calculated in accordance with SEC disclosure rules. The estimated value of the PSUs is the product of: (i) the number of unearned PSUs, multiplied by (ii) the market price of $31.00 for the company's common stock on December 30, 2022. The number of unearned PSUs for 2021 is the product of target units granted, multiplied by the factor of 150% because the estimated performance as of December 31, 2022 is above "target" performance. The number of unearned PSUs for 2022 is the product of target units granted, multiplied by the factor of 100% because the estimated performance as of December 31, 2022 is above "threshold" performance.

(6) Ms. Loewe's outstanding equity awards were forfeited when her employment with the company terminated on May 13, 2022.

Option Exercises and Stock Vested in 2022

The following table provides information for each of our NEOs regarding stock option exercises and vesting of stock awards during 2022. The value realized upon the exercise of options is calculated using the difference between the option exercise price and the market price at the time of exercise multiplied by the number of shares underlying the option. The value realized upon the vesting of stock awards is based on the market price of company common stock on the vesting date.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Devin W. Stockfish	—	—	226,077	9,526,175
David M. Wold	—	—	3,644	150,192
Russell S. Hagen	—	—	62,865	2,642,784
Travis A. Keatley	—	—	15,883	639,000
Keith J. O'Rear	—	—	55,758	2,348,224
Nancy S. Loewe	—	—	5,406	207,969

Pension Benefits

The following table provides information as of December 31, 2022 for each of our NEOs regarding the actuarial present value of the officer's total accumulated benefit under each of our applicable defined benefit plans. No payments were made under these plans to any of our NEOs during 2022.

Name	Plan Name	Years of Credited Service earned under Formula A [1] (#)	Present Value of Accumulated Benefit earned under Formula A [2] ($)	Years of Credited Service earned under Formula B [3] (#)	Present Value of Accumulated Benefit earned under Formula B [4] ($)	Total Years of Credited Service [5] (#)	Total Present Value of Accumulated Benefit [6] ($)
Devin W. Stockfish	Pension Plan	—	—	10	163,285	10	163,285
	Supplemental Retirement Plan	—	—	10	1,050,391	10	1,050,391
David M. Wold	Pension Plan	—	—	9	98,376	9	98,376
	Supplemental Retirement Plan	—	—	9	83,629	9	83,629
Russell S. Hagen	Plum Creek Pension Plan	—	—	—	—	23	682,877
	Plum Creek Supplemental Pension Plan	—	—	—	—	23	1,839,233
Travis A. Keatley	Pension Plan	10	248,026	13	182,610	23	430,637
	Supplemental Retirement Plan	10	394,013	13	286,662	23	680,676
Keith J. O'Rear	Pension Plan	21	1,075,901	13	377,627	34	1,453,528
	Supplemental Retirement Plan	21	3,110,832	13	1,080,126	34	4,190,958
Nancy S. Loewe	Pension Plan	—	—	—	—	—	—
	Supplemental Retirement Plan	—	—	—	—	—	—

(1) Number of years of credited service as of December 31, 2009, rounded to the nearest whole year of credited service. These years of service are used for calculating Formula A accrued benefit only.

(2) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2022, using age 62, which is the earliest unreduced retirement age for the portion of the benefit earned under Formula A, or executive's actual age if greater. Estimates are based on current compensation and years of service.

(3) Number of years of credited service computed beginning on January 1, 2010 and ending as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2022 rounded to the nearest whole year of credited service. These years of service are used for calculating Formula B accrued benefits only.

(4) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2022, calculated using age 65, which is the earliest unreduced retirement age for the portion of the benefit earned under Formula B, or the executive's actual age if greater. Estimates are based on current compensation and years of service.

(5) Represents total years of credited service for Messrs. Stockfish, Wold, Keatley and O'Rear under Formula A and Formula B of the Weyerhaeuser pension plans and total years of credited service for Mr. Hagen under legacy pension plans assumed by Weyerhaeuser in connection with its merger with Plum Creek Timber Company, Inc. in 2016. Mr. Hagen's benefits under the Plum Creek legacy pension plans were frozen and he ceased accruing benefits thereunder from and after the date of the merger except as discussed below.

(6) Amounts for Messrs. Stockfish and Wold represent the total actuarial present value of accumulated benefit under Formula B of the Weyerhaeuser pension plans, using the applicable earliest unreduced retirement age specified above. Amounts for Messrs. Keatley and O'Rear represent the total actuarial present value of accumulated benefit under Formula A and Formula B of the Weyerhaeuser pension plans, using the applicable earliest unreduced retirement age specified above. Amounts for Mr. Hagen represent the total actual present value of accumulated benefit under the Plum Creek legacy pension plans, using age 62, which is the earliest unreduced retirement age for the portion of the benefit earned under the plans. Estimates for Messrs. Stockfish, Wold, Keatley and O'Rear are based on current compensation and years of service.

The company maintains two pension plans in which Messrs. Stockfish, Keatley, O'Rear and Wold are eligible to participate: the Weyerhaeuser Pension Plan (the "Pension Plan"), a non-contributory, tax-qualified defined benefit pension plan, and the Supplemental Retirement Plan, a non-contributory, non-qualified retirement pension plan. Benefits under the Pension Plan accrue for salaried employees under two separate formulas: Formula A, for service accrued prior to January 1, 2010; and Formula B, for service accrued on and after January 1, 2010. The annual retirement benefit payable upon normal retirement under Formula A is equal to (i) 1.1% of the participant's average annual salary for the highest five consecutive years during the 10 calendar years before retirement, multiplied by the years of credited service accrued through December 31, 2009, plus (ii) 0.45% of such highest average annual salary in excess of the participant's Social Security Integration Level (as such term is defined in the Pension Plan), multiplied by the number of years of credited service accrued through December 31, 2009.

The annual retirement benefit payable upon normal retirement under Formula B is equal to (i) 0.8% of the participant's average annual salary for the highest five consecutive years during the 10 calendar years before retirement, multiplied by the years of credited service accrued on and after January 1, 2010, plus (ii) 0.3% of such highest average annual salary in excess of the participant's Social Security Integration Level (as such term is defined in the Pension Plan), multiplied by the number of years of credited service accrued on and after January 1, 2010.

NEOs whose pension plan benefit exceeds IRC limitations for tax-qualified plans accrue benefits under the Supplemental Retirement Plan. Benefits from the Supplemental Retirement Plan are paid from the general funds of the company and are determined by applying the applicable formula under the Pension Plan for salaried employees but include benefits and compensation that exceed the IRC limitations.

Normal retirement age for salaried employees is age 65 under the Pension Plan and the Supplemental Retirement Plan. Under the terms of the plans, Messrs. Stockfish, Wold, Keatley and O'Rear are eligible for early retirement at age 55 with at least 10 years of service. Before normal retirement at age 65, Messrs. Keatley and O'Rear's benefit under Formula A ranges from 72% to 100% and Messrs. Stockfish. Wold, Keatley and O'Rear's benefits under Formula B range from approximately 47% to 100%.

The Pension Plan and Supplemental Retirement Plan are closed to new hires and rehires effective January 1, 2014. Mr. Hagen was hired after January 1, 2014 and is thus not eligible to participate in either Weyerhaeuser pension plan. Ms. Loewe, who was also hired after January 1, 2014, is no longer with the company. Mr. Hagen is vested in pension benefits under the terms of legacy tax-qualified and supplemental pension and benefit plans assumed by the company in connection with its merger with Plum Creek Timber Company, Inc. in 2016. Benefits for Mr. Hagen accrued under these plans according to a cash balance formula and a final average pay formula, with the greater of the two amounts payable to him upon retirement. Mr. Hagen's benefits under these plans were frozen and ceased to accrue benefits from and after the time of the Plum Creek merger, except benefits determined by the cash balance formula continue to accrue an interest credit that is tied to the 30-year Treasury interest rate. Normal retirement age under the Plum Creek legacy plans is age 62. Under the terms of the plans, Mr. Hagen is eligible for early retirement at age 55 with at least 10 of years of service. Before normal retirement at age 62, Mr. Hagen's benefit ranges from 62% to 100%.

All NEOs with pension plans are vested in their pension plan benefits. Ms. Loewe did not have benefits under any of the company's pension plans.

Non-Qualified Deferred Compensation

The following table provides information for each of our NEOs regarding aggregate executive and company contributions, aggregate earnings for 2022 and year-end account balances under the company's deferred compensation plan.

Name	Executive Contributions in Last FY [1] ($)	Registrant Contributions in Last FY [2] ($)	Aggregate Earnings in Last FY [3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [4] ($)
Devin W. Stockfish	—	—	19,538	—	926,107
David M. Wold	—	—	—	—	—
Russell S. Hagen	—	79,548	(19,924)	—	2,520,228
Travis A. Keatley	60,500	—	3,175	—	159,569
Keith J. O'Rear	—	—	—	—	—
Nancy S. Loewe	—	45,500	(2,404)	(47,827)	—

(1) Amounts are also reported in the "Summary Compensation Table" as salary earned and paid in 2022.

(2) Amounts reported in this column represent non-elective employer contributions under the Supplemental DC Plan. These amounts are also reported in the "Summary Compensation Table" under "All Other Compensation".

(3) Fiscal 2022 earnings, which include interest on amounts deferred into the fixed interest account of the deferral plan and appreciation or depreciation in the price of common stock equivalent units, plus dividend equivalents for amounts deferred in the common stock equivalents account in the deferral plan.

(4) Amounts were also reported as compensation in the "Summary Compensation Table" for previous years, and include interest earned on amounts deferred into the fixed-interest account of the deferral plan, any premium for amounts deferred into the common stock equivalents account in the deferral plan, and appreciation or depreciation in the price of common stock equivalent units, plus dividend equivalents for amounts deferred into the common stock equivalents account in the deferral plan.

NEOs are eligible to participate in the deferred compensation plan. The plan provides the opportunity to defer base salary and cash incentives for payment at a future date. NEOs may defer between 10% and 50% of base salary and up to 100% of cash bonus. The interest credited for deferred cash is determined each year by the Compensation Committee. The current interest rate formula is 120% of the AFR as published by the IRS in January of the plan year.

NEOs may also choose to defer all or a portion of any cash incentives into a deferred compensation plan account denominated in Weyerhaeuser common stock equivalent units, with a 15% premium applied if payment is delayed for at least five years. The amount designated to be deferred in the form of common stock equivalent units and any premium is divided by the median price per share of company common stock over the last 11 trading days of January to determine the number of deferred common stock equivalent units to be credited to the NEO's account. Deferred common stock equivalent units earn dividends equal to dividends paid on company common stock, which are credited as additional common stock equivalent units. The value of the deferred account grows or declines based on the performance of Weyerhaeuser common stock (plus dividends).

The timing of payment of deferred compensation varies depending on when the compensation was deferred and whether it was deferred into a cash account or into the stock equivalent account. All payout elections were made and are administered in compliance with the requirements and limitations of IRC Section 409A.

In addition, Ms. Loewe, and Mr. Hagen participated in the Supplemental DC Plan, which provides for non-elective employer contributions equal to 5% of bonus pay plus the amount that would otherwise be provided under the tax-qualified defined contribution 401(k) plan if deferred compensation were included in the definition of "pay" and without regard to the compensation limits imposed by IRC limitations. As discussed in our *Compensation Discussion and Analysis — Compensation Program Design — Supplemental Retirement Plan and Supplemental Defined Contribution Plan* on page 48, these benefits are provided to employees who were hired on or after January 1, 2014, and therefore ineligible to participate in the company's pension plans.

Potential Termination Payments

Key Definitions

As used in this section, the following terms are defined as indicated below.

Cause means: a participant's: unauthorized misuse of the trade secrets or proprietary information of the company or any affiliate; gross negligence or willful and continued failure to perform substantially the officer's duties with the company that is reasonably likely to cause material harm to the company; conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; or willful engagement in illegal conduct or gross misconduct that is that is reasonably likely to cause material harm to the company.

Good Reason means: a material reduction in the officer's authority, duties or responsibilities existing prior to the change of control; a requirement that the officer be based in a location that is at least 50 miles farther from the officer's primary residence immediately prior to the change of control; a material reduction in the officer's base salary as in effect immediately prior to the change of control; a material reduction in the officer's benefits unless the overall benefits provided are substantially consistent with the average level of benefits of other officers holding similar positions at the acquiring company; a material reduction in the officer's level of participation in any of the company's short- or long-term incentive compensation plans.

Qualifying Termination means an involuntary termination by the company without cause, or a resignation by the executive for good reason, in each case, within 24 months following the effective date of a change of control.

Change of Control

Change of Control Agreements. The company has agreements with each of its executive officers providing for specified payments and other benefits if, within the period of 24 calendar months following the effective date of a change of control of the company, the executive's employment is terminated by the company or its successor under circumstances that constitute a Qualifying Termination, mandatory retirement, early retirement, disability or death.

The following description of benefits is applicable to a termination occurring on December 31, 2022. If an NEO experiences a Qualifying Termination, he or she will receive:

- An amount equal to two times the highest rate of the NEO's annualized base salary rate in effect at any time up to and including the effective date of the executive's termination;

- Two times the NEO's target annual bonus established for the bonus plan year in which the termination of employment occurs;

- A pro rata portion of the executive's bonus for the plan year in which the termination of employment occurs, with any company and individual performance goals deemed to be achieved at target;

- A payment of $95,000 (net of required payroll and income tax withholding) for replacement health and welfare coverage and outplacement services; and

- Full vesting of benefits under any and all supplemental retirement plans in which the NEO participates, calculated under the assumption that the NEO's employment continues following his or her termination date for two full years.

The benefits payable to our CEO are the same as described above except that the amount paid for base salary is three times his highest base salary rate, the amount paid for target bonus is three times target annual bonus and the assumption for additional years of employment for supplemental retirement plans is three full years. Receipt of change of control benefits is conditioned on the executive officer executing and delivering to the company a non-competition and release agreement pursuant to which the officer shall agree to a general release of claims against the company, to not disclose the company's confidential information or make any disparaging statements about the company and, for a period of two years, to not engage or participate in any business that competes with the company or solicit any of the company's employees, customers, vendors or suppliers.

Equity Award Change of Control Provisions. The company's long-term incentive plans also include change of control provisions that are triggered upon a change of control of the company and a Qualifying Termination. Under these circumstances:

- Vesting of outstanding stock options and RSUs would be accelerated and options would be exercisable for the original term;

- Unearned PSUs would be deemed to have been earned at target performance; and

- Earned PSUs would vest and be released.

In addition, if equity awards are not assumed or replaced in connection with the change of control, the plans and award agreements provide for full vesting upon the change of control.

Severance

Agreements with each of the company's executive officers provide for severance benefits if the executive's employment is terminated by the company when there is no change of control unless the termination is for cause or is the result of the company's mandatory retirement policy (age 65), disability or death. The severance benefit payable is an amount equal to:

- One and one-half times the highest rate of the NEO's annualized base salary rate in effect at any time up to and including the effective date of termination of employment;

- One and one-half times the target annual bonus established for the bonus plan year in which the termination of employment occurs;

- A pro rata portion of the executive's bonus for the plan year in which the termination of employment occurs, with any company and individual performance goals deemed to be achieved at target; and

- A payment of $30,000 (net of required payroll and income tax withholding) to assist the executive in paying for replacement health and welfare coverage for a reasonable period following the date of termination and outplacement services.

The severance benefit payable to our CEO is the same as described previously, except that the amount paid for base salary is two times his highest base salary rate and the amount paid for target bonus is two times his target annual bonus. Receipt of severance benefits is conditioned on the executive officer executing and delivering to the company a non-competition and release agreement pursuant to which the officer shall agree to a general release of claims against the company, to not disclose the company's confidential information or make any disparaging statements about the company and, for a period of one year, to not engage or participate in any business that competes with the company and, for a period of two years, to not solicit any of the company's employees, customers, vendors or suppliers.

Termination Payments

The following tables describe estimated potential payments to the NEOs that could be made upon a change of control with a qualifying termination or upon an involuntary termination other than for Cause, in each case as if the event had occurred on December 31, 2022. Valuation of equity awards is based on the closing price of our common stock on December 30, 2022 ($31.00) and assumes target performance. All outstanding stock options are fully vested. Generally, there are no payments made to executive officers in the event of an involuntary termination for Cause. As described under *Pension Benefits* beginning on page 55, the NEOs are vested in their pension benefits and there is no acceleration or increase in pension benefits upon termination except as set forth below. Information for Ms. Loewe, whose employment with the company terminated on May 13, 2022, is presented only under the *Severance* table in accordance with SEC disclosure rules and reflects the severance amounts actually paid.

	Change of Control + Qualifying Termination				
Name	Cash [1] ($)	Equity [2] ($)	Pension [3] ($)	Other [4] ($)	Total ($)
Devin W. Stockfish	11,900,000	19,643,181	359,075	156,636	32,058,892
David M. Wold	2,686,000	1,247,254	361,094	125,578	4,419,926
Russell S. Hagen	3,960,000	4,892,761	264,197	156,636	9,273,594
Travis A. Keatley	3,210,000	2,293,939	40,223	156,636	5,700,798
Keith J. O'Rear	3,700,000	4,816,067	973,569	156,636	9,646,272

(1) Amounts would include payment in respect of salary, target bonus and earned annual bonus pursuant to the NEO's current change of control agreement with the company.

(2) Amounts would include the intrinsic value of accelerated vesting of RSUs and PSUs as of December 31, 2022. Vested options would remain exercisable for the original term. See discussion under "Change of Control" for more information.

(3) Represents an estimated present value of an annual increase in Supplemental Retirement Plan pension payments pursuant to the terms of the NEO's change of control agreement with the company. The annual increase assumes credit for two additional years of service applies to benefits earned under Formula B and two additional years of age applies to benefits earned under Formula A and B following termination of employment. For Mr. Hagen, the annual increase assumes credit for two additional years of service and two additional years of age applies to benefits under his former Plum Creek Timber Company, Inc. pension plan following termination of employment. Provisions for the CEO are the same except for additional years for service and age are three full years. See discussion under "Pension Benefits" beginning on page 55 for more information about these pension plans.

(4) Amounts would include a lump sum payment to assist in paying for replacement health and welfare coverage and outplacement services. The amount for Mr. Wold is based on a lower tax withholding rate than that used for to the other NEOs.

	Severance				
Name	Cash [1] ($)	Equity [2] ($)	Pension ($)	Other [3] ($)	Total ($)
Devin W. Stockfish	8,900,000	7,624,086	—	49,464	16,573,550
David M. Wold	2,686,000	300,806	—	39,656	3,026,462
Russell S. Hagen	3,960,000	1,994,543	—	49,464	6,004,007
Travis A. Keatley	3,210,000	584,862	—	49,464	3,844,326
Keith J. O'Rear	3,700,000	1,956,671	—	49,464	5,706,135
Nancy S. Loewe	2,486,418	—	—	—	2,486,418

(1) Amounts for NEOs other than Ms. Loewe would include payment in respect of salary, target bonus and earned annual bonus pursuant to the NEO's current severance agreement with the company. Amount for Ms. Loewe represents payments actually made to her in connection with her termination of service on May 13, 2022.

(2) For involuntary termination without cause due to job elimination (i.e., the elimination of a role or position with the company), vesting of RSU and PSU awards would continue for one year. Vested options would remain exercisable for the lesser of three years or the remainder of the original term. Notwithstanding the additional year of vesting, the three-year vesting period would not be achieved for PSUs granted in 2021 and 2022, and no shares would therefore be earned.

(3) Amounts would include a lump sum payment to assist in paying for replacement health and welfare coverage. The amount for Mr. Wold is based on a lower tax withholding rate than that used for the other NEOs.

Name	Other Severance — Death or Disability				
	Cash ($)	Equity [1] ($)	Pension ($)	Other ($)	Total ($)
Devin W. Stockfish	—	19,643,181	—	—	19,643,181
David M. Wold	—	1,247,254	—	—	1,247,254
Russell S. Hagen	—	4,892,761	—	—	4,892,761
Travis A. Keatley	—	2,293,939	—	—	2,293,939
Keith J. O'Rear	—	4,816,067	—	—	4,816,067

(1) Upon termination due to death or disability, vesting of RSU awards would accelerate for grants made in 2019, 2020, 2021 and 2022, and for PSU awards granted in 2020, 2021 and 2022, the number of shares earned would be based on actual performance against the related performance goals and would be released and paid at the end of the applicable performance period.

Compensation Committee Report

The Compensation Committee acts on behalf of the board of directors to establish and oversee the company's executive compensation program in a manner that serves the interests of Weyerhaeuser and its shareholders. For a discussion of the committee's policies and procedures, see *Board Committees — Compensation Committee* on page 15.

The company's management has prepared the Compensation Discussion and Analysis ("CD&A") included in this proxy statement. The Compensation Committee has reviewed and discussed with management the CD&A. Based on its review and those discussions, the committee recommended to the board of directors that the CD&A be included in the proxy statement for the company's 2023 Annual Meeting of Shareholders. The current members of the Compensation Committee are set forth below. All members of the Compensation Committee participated in the review, discussions and approval of the CD&A included in this proxy statement and remain as members of the board of directors.

- Rick R. Holley, Chair
- Mark A. Emmert
- Al Monaco
- Nicole W. Piasecki

Compensation Committee Interlocks and Insider Participation

Messrs. Emmert, Holley and Monaco and Ms. Piasecki served on the Compensation Committee during 2022. No person who served on the Compensation Committee during 2022 was an officer or employee of Weyerhaeuser or any of its subsidiaries during 2022 or any prior period. During 2022, no executive officer of Weyerhaeuser served either as a member of the Compensation Committee or as a director of any company for which any member of the Weyerhaeuser board (including our Compensation Committee) served as an executive officer.

Risk Analysis of Our Compensation Programs

The Compensation Committee reviews our compensation plans and policies to ensure that they do not encourage unnecessary risk taking and instead encourage behaviors that support sustainable value creation. In 2022, the committee, with the assistance of FW Cook, reviewed the company's compensation policies and practices for employees, including NEOs, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the company. We believe the following factors reduce the likelihood of excessive risk-taking:

- The program design provides a balanced mix of cash and equity, short-term and long-term incentives, fixed and performance-based pay, and performance metrics;

- Maximum payout levels for incentive awards are capped;

- The Compensation Committee has downward discretion over cash incentive program payouts;

- Executive officers are subject to share ownership guidelines;

- Compliance and ethical behaviors are integral factors considered in all performance assessments;

- The company has adopted policies prohibiting hedging and pledging by executives and directors; and

- The company maintains a clawback policy.

CEO Pay Ratio

Our CEO to median employee pay ratio is calculated in accordance with SEC rules and requirements. We identified the median employee by examining the 2022 total taxable compensation for all active employees, excluding our CEO, who were employed by us on a full- or part-time basis, or seasonally, as of December 31, 2022, and who received taxable compensation in 2022. We excluded only our Japanese employees, because they represent less than 5% of our total employee population. After excluding our 12 employees in Japan, our pay ratio was based on 9,222 of the 9,234 total number of our employees who received taxable compensation in 2022. We did not make any assumptions, adjustments, or estimates with respect to total taxable compensation other than to exclude certain pre-tax deductions relating to health care expense, and we did not annualize the compensation for any permanent (full-time or part-time) employees that were not employed by us for all of 2022. We believe our use of total taxable compensation for these employees was appropriate because taxable income is a consistently applied compensation measure and the information is reasonably ascertainable.

After identifying the median employee based on total taxable compensation, we calculated the employee's annual total compensation using the same methodology we use for our named executive officers as set forth in the *2022 Summary Compensation Table*. Based on this information, we estimate that the total annual compensation of our median employee for 2022 is $73,864. As reported in the *Summary Compensation Table*, the annual total compensation for our CEO for 2022 is $12,969,306. As a result, we estimate that our 2022 CEO to median employee pay ratio is 176:1.

SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies are likely not comparable to our CEO pay ratio.

Pay-Versus-Performance

As discussed in our *Compensation Discussion and Analysis*, our executive compensation program is designed to reflect a strong focus on pay-for-performance to drive superior financial results and value creation and strongly align our executives' interests with those of our shareholders. The following table and accompanying disclosures report "compensation actually paid" ("CAP") to our CEO and the average of such pay to our other NEOs ("Other NEOs"), along with other specified financial performance measures. The amounts shown for CAP are calculated in accordance with SEC rules and do not reflect the actual amount of compensation earned by or paid to our NEOs.

Pay-Versus-Performance Table

| Year | Summary Compensation Table Total for CEO [1] ($) | Compensation Actually Paid to CEO [2] ($) | Average Summary Compensation Table Total for Other NEOs [3] ($) | Average Compensation Actually Paid to Other NEOs [4] ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income [7] (in millions) ($) | 1-Year Relative Total Shareholder Return [8] (Percentile Rank) |
					Total Shareholder Return [5] ($)	Peer Group Total Shareholder Return [6] ($)		
2022	12,969,306	6,616,958	3,660,540	2,012,724	114.30	114.65	1,880	53.5th
2021	12,715,531	17,032,291	4,028,448	4,621,469	143.50	141.81	2,607	46.3rd
2020	11,159,069	12,495,593	4,102,792	4,057,420	113.07	121.07	797	32.1st

(1) *Represents total compensation reported for our CEO, Mr. Stockfish, as set forth in the Total column of the Summary Compensation Table for the applicable year.*

(2) *Represents CAP For Mr. Stockfish, as calculated in accordance with SEC rules. The following table shows the adjustments made to CEO total compensation in arriving at CAP for the applicable year.*

Year	Reported Summary Compensation Table Total for CEO ($)	Reported Grant Date Fair Value of Equity Awards [a] ($)	Equity Award Adjustments [b] ($)	Reported Change in the Actuarial Present Value of Pension Benefits [c] ($)	Pension Benefit Adjustments [d] ($)	Compensation Actually Paid to CEO ($)
2022	12,969,306	(8,765,081)	2,153,628	0	259,105	6,616,958
2021	12,715,531	(7,857,107)	12,240,850	(326,224)	259,241	17,032,291
2020	11,159,069	(6,942,865)	8,671,282	(581,691)	189,798	12,495,593

(a) *Represents amounts reported in the Stock Awards column in the Summary Compensation Table for the applicable year.*

(b) *Equity award adjustments for each applicable year include the addition or subtraction of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the change in fair value as of the end of the applicable year (from the end of the prior fiscal year) of awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards granted in prior years that vested during the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the prior fiscal year); and (iv) for awards granted in prior years that were forfeited or otherwise determined to fail to meet vesting conditions during the applicable year, a deduction equal to the fair value of such awards at the end of the prior fiscal year. The dollar value of dividend equivalent units accrued on unvested equity awards during the applicable year is reflected in the fair value of such awards. There were no equity awards that were granted and vested in the same year for any applicable year, and we generally do not grant such awards. The valuation assumptions used to calculate fair values did not differ materially from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for the CEO are set forth in the following table:*

Year	Year-End Fair Value of Outstanding and Unvested Equity Awards Granted During the Year ($)	Year-Over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Previous Years ($)	Year-Over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested During the Year ($)	Prior Year-End Fair Value of Equity Awards Forfeited During the Year ($)	Total Equity Award Adjustments ($)
2022	6,470,132	(4,294,677)	(21,827)	—	2,153,628
2021	10,006,950	2,141,378	92,523	—	12,240,850
2020	7,674,441	1,111,101	(114,259)	—	8,671,282

(c) *Represents amounts reported in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column of the Summary Compensation Table for each applicable year.*

(d) *Pension benefit adjustments for each applicable year represent the actuarially determined service cost for services rendered during the applicable year calculated in accordance with U.S. GAAP. There were no plan amendments or initiations during the applicable year and thus no applicable cost of benefits for services rendered in periods prior to a plan amendment or initiation.*

(3) Represents the average of the amounts of total compensation reported for our named executive officers as a group (excluding Mr. Stockfish) ("Other NEOs") as set forth in the Total column of the Summary Compensation Table for the applicable year. Our Other NEOs for each year presented were as follows: for 2020, Russell S. Hagen, Adrian M. Blocker, James A. Kilberg and Keith J. O'Rear; for 2021, Nancy S. Loewe, Russell S. Hagen, Kristy T. Harlan and Keith J. O'Rear; and for 2022, Nancy S. Loewe, David M. Wold, Russell S. Hagen, Travis A. Keatley and Keith J. O'Rear.

(4) Represents the average amount of CAP for our Other NEOs as a group as calculated in accordance with SEC rules. The following table shows the adjustments made to the average total compensation of our Other NEOs in arriving at CAP for the applicable year:

Year	Average Reported Summary Compensation Table Total for Other NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments [a] ($)	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefit Adjustments [b] ($)	Average Compensation Actually Paid to Other NEOs ($)
2022	3,660,540	(1,801,157)	95,212	(8,647)	66,776	2,012,724
2021	4,028,448	(1,860,787)	2,790,414	(367,558)	30,953	4,621,469
2020	4,102,792	(1,817,211)	2,378,401	(680,555)	73,993	4,057,420

(a) Equity award adjustments made in computing the total average adjustments for the Other NEOs employ the same methodology used in making equity award adjustments for the CEO. The amounts deducted or added in calculating the total average equity awards adjustments for the Other NEOs are as follows:

Year	Year End Fair Value of Current Year Awards Outstanding as of Year End ($)	Average Change in Fair Value of Equity Awards Granted in Prior Years Outstanding and Unvested at Year End ($)	Average Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Years that Vested During the Year ($)	Average Fair Value as of Prior Year End of Equity Awards that Failed to Meet Vesting Conditions During the Year ($)	Total Equity Award Adjustments ($)
2022	1,050,009	(516,427)	(20,629)	(417,741)	95,212
2021	2,378,529	386,926	24,959	—	2,790,414
2020	2,018,467	414,516	(54,583)	—	2,378,401

(b) The average pension benefit adjustments for each applicable year represent the actuarially determined service cost for services rendered during the applicable year calculated in accordance with U.S. GAAP. There were no plan amendments or initiations during the applicable year and thus no applicable cost of benefits for services rendered in periods prior to a plan amendment or initiation.

(5) Represents cumulative TSR of the company for the applicable year.

(6) Represents cumulative TSR of the S&P Global Timber and Forestry Index for the applicable year.

(7) Represents net income as reported in the company's audited financial statements for the applicable year.

(8) Represents the company's percentile ranking for the applicable year based on its 1-year TSR relative to that of a comparator group of industry peers used in our PSU awards. The industry peer group for the applicable year corresponds to the composition of the peer group for the same PSU plan year. The Compensation Committee has identified 1-Year Relative TSR as the "Company Selected Measure". While the committee does not view this measure as the single most important financial measure of performance used in the company's executive compensation program, we are required by SEC disclosure rules to select one such measure and identify it in the Pay-Versus-Performance Table as the Company Selected Measure. The committee chose this measure because relative TSR is the basis for the performance goal in the PSU plan, in which all NEOs participate. In the PSU plan, relative TSR is measured over a three-year period; however, pursuant to SEC guidance, we are required to disclose relative TSR for each fiscal year (a 1-year period) in the Pay versus Performance table above. Other important measures, such as Adjusted EBITDA and RONA, are used in different combinations in our short-term incentive plan performance goals among the NEOs.

Table of Financial Performance Measures

Set forth below are the financial measures of company performance that the Compensation Committee and the board of directors view as the most important in aligning the interests and incentives of our executives with those of the company and its shareholders. The measures in this table are not listed in order of importance. How we define and use these measures in our executive compensation program, as well as the Compensation Committee's reasons for choosing them, is discussed in our *Compensation Discussion and Analysis* beginning on page 32.

Most Important Performance Measures
Adjusted EBITDA
Relative Total Shareholder Return
Return on Net Assets (RONA)

Description of Relationships Between Compensation Actually Paid and Specified Financial Measures

The following graphs depict the general relationships between the financial performance measures and CAP amounts set forth above in the Pay-Versus-Performance Table. Fluctuations in CAP are generally driven by: changes to our stock price; changes to levels of projected and actual achievement of our PSU performance goals (which are based on our total shareholder return relative to that of an industry peer group, measured over a three-year performance period); changes in the degree of achievement of our short-term incentive plan goals; and for pension service costs, changes to pension formula earnings (base pay and cash bonus) and key actuarial assumptions such as the applicable discount rate. Changes in the composition of our NEOs, particularly those involving newly appointed executive officers with relatively few outstanding equity awards, can also affect CAP from period to period.





Item 3. Proposal to Approve, on an Advisory Basis, the Frequency of Future Advisory Votes on the Compensation of the Named Executive Officers

The Dodd-Frank Act enables our shareholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this Proposal 3, shareholders may indicate whether they would prefer the advisory vote on named executive officer compensation be held once every one, two, or three years.

At the company's 2011 and 2017 annual shareholders meetings, the company's shareholders overwhelmingly indicated a preference to hold the advisory vote on executive compensation on an annual basis. Based on the outcome of prior "frequency" advisory votes, as well as our philosophy and practice of actively engaging with shareholders to solicit their views on corporate governance and executive compensation (among other matters), the board of directors has determined to recommend that you vote to continue holding the advisory vote on executive compensation every year.

This vote is advisory and non-binding on the board of directors and the company. However, the board and the Compensation Committee will consider the outcome of this vote in connection with decisions concerning the frequency with which to hold future advisory votes on executive compensation.

You may vote to approve your preferred voting frequency by choosing the option of one year, two years or three years, or you may abstain from voting, on the following resolution:

> "RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which Weyerhaeuser Company is to hold the shareholder advisory vote to approve the compensation of the named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission."

The next vote to approve the frequency of future advisory votes on executive compensation will be held at the company's 2029 annual meeting of shareholders.

> **The board of directors recommends that shareholders vote for the option of "ONE YEAR" on this advisory proposal to approve the frequency with which shareholders are asked to vote, on an advisory basis, on the compensation of our named executive officers.**

Item 4. Ratify the Selection of Independent Registered Public Accounting Firm

The firm of KPMG LLP, an independent registered public accounting firm, audited the financial statements and internal control over financial reporting of the company and its subsidiaries for 2022 and has been selected to do so for 2023. Representatives of KPMG LLP are expected to be present at the virtual annual meeting, will be able to make a statement or speak if they wish to do so, and will be available to answer appropriate questions from shareholders.

Selection of the company's independent registered public accounting firm is not required to be submitted to a vote of the shareholders of the company for ratification. However, the board of directors is submitting this matter to the shareholders as a matter of good corporate governance. If the shareholders fail to vote on an advisory basis in favor of the selection, the Audit Committee will reconsider whether to retain KPMG LLP, and may retain that firm or another without re-submitting the matter to the company's shareholders. Even if shareholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the company and the shareholders.

The company was billed for professional services provided during 2022 and 2021 by KPMG LLP in the amounts set out in the following table:

Services Provided	Fee Amount 2022	Fee Amount 2021
Audit Fees [1]	$ 4,793,600	$ 4,276,086
Audit Related Fees [2]	$ 404,618	$ 246,121
Tax Fees	—	—
All Other Fees	—	—
Total	$ 5,198,218	$ 4,522,207

(1) Audit Fees for 2021 and 2022 include the aggregate fees for professional services rendered by KPMG for the audit of the company's annual financial statements and review of financial statements included in the company's Form 10-K and Forms 10-Q. Audit Fees include fees for the audit of the company's internal control over financial reporting.

(2) Audit Related Fees for 2021 and 2022 include fees for services rendered in support of employee benefit plan audits and internal control review services related to the implementation of enterprise software systems.

The Audit Committee of the board of directors is directly responsible for the selection, appointment, compensation, retention, oversight and termination of our independent registered public accountants. The committee approves the audit and non-audit services to be performed by the independent registered public accounting firm in order to assure that the provision of such services does not impair the auditor's independence. All services, engagement terms, conditions and fees, as well as changes in such terms, conditions and fees must be approved by the committee in advance.

The Audit Committee annually reviews and approves services to be provided by the independent auditor during the next year and revises the list of approved services from time to time based on subsequent determinations. The committee is of the general view that the independent auditor can provide certain tax services to the company, such as tax compliance and tax technical advice, without impairing the auditor's independence. The authority to approve services may be delegated by the committee to one or more of its members and the committee may delegate to management the authority to approve certain specified audit related services up to a limited amount of fees. If authority to approve services has been delegated to a committee member or management, any such approval of services must be reported to the committee at its next scheduled meeting and approved by the committee (or by one or more members of the committee, if authorized). The Audit Committee has considered the services rendered by KPMG LLP for services other than the audit of the company's financial statements in 2022 and has determined that the provision of these services is compatible with maintaining the firm's independence.

> **The board of directors recommends that shareholders vote for the option of "FOR" the ratification of the appointment of KPMG LLP as Weyerhaeuser's independent registered public accounting firm for 2023.**

Stock Information

Beneficial Ownership of Common Shares

Beneficial Ownership of Directors and Named Executive Officers

The following table shows, as of March 10, 2023, the number of common shares beneficially owned by each current director and named executive officer, and by all current directors and all executive officers as a group, as well as the number of common stock equivalent units owned by each current director and named executive officer and by all current directors and executive officers as a group under the company's deferred compensation plans. Percentages of class have been calculated based upon 732,891,980 shares, which was the total number of common shares outstanding as of March 10, 2023.

Name of Individual or Identity of Group	Voting and/or Dispositive Powers (number of common shares) (1) (2) (3)	Percent of Class (common shares)	Common Stock Equivalent Units (4)
Mark A. Emmert	35,687	*	28,693
Russell S. Hagen	224,405	*	—
Rick R. Holley	279,668	*	51,069
Travis A. Keatley	25,605	*	—
Sara Grootwassink Lewis	21,619	*	48,118
Nancy S. Loewe	13,495	*	—
Deidra C. Merriwether	—	*	11,260
Al Monaco	26,555	*	—
Keith J. O'Rear	87,608	*	—
Nicole W. Piasecki	319,732	*	77,814
Lawrence A. Selzer	46,099	*	—
Devin W. Stockfish	602,825	*	—
Kim Williams	42,818	*	79,187
David M. Wold	37,497	*	—
Directors and executive officers as a group (15 persons) (5)	1,950,730	*	308,416

* Denotes amount is less than 1%

(1) Includes the number of shares that could be acquired within 60 days after March 10, 2023 pursuant to outstanding stock options, as follows: Mr. Stockfish, 161,500 shares; Mr. Wold, 17,367 shares; and the executive officers as a group, 178,867 shares.

(2) Includes 289,871 shares for which Ms. Piasecki shares voting and dispositive powers with one or more other persons. Ms. Piasecki disclaims beneficial ownership of these shares.

(3) Amount shown for Ms. Lewis excludes 7,987 shares of common stock that she previously deferred and for which she does not have voting or dispositive power. Ms. Lewis maintains an economic and pecuniary interest in these shares.

(4) Common stock equivalent units held as of March 10, 2023 under the Fee Deferral Plan for Directors or under the company's compensation deferral plan for executive officers. The common stock equivalent units will be repaid to the director at the end of the deferral period in the form of shares of company common stock and to the executive officer at the end of the deferral period in the form of cash.

(5) Represents the group of executive officers and directors as of March 10, 2023.

Beneficial Ownership of Owners of More Than 5% of the Company's Common Shares

The following table shows the number of common shares held by persons known to the company to beneficially own more than 5% of its outstanding common shares. Percentages of class have been calculated based upon 732,891,980 shares, which was the total number of common shares outstanding as of March 10, 2023.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (common shares)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	58,903,431 [1]	8.0%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	46,308,945 [2]	6.3%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	119,614,485 [3]	16.3%

(1) Based on a Schedule 13G/A dated February 10, 2023 in which BlackRock, Inc. reported that as of December 31, 2022 it had sole voting power over 53,811,232 shares and sole dispositive power over 58,903,431 shares.

(2) Based on a Schedule 13G/A dated February 14, 2023 in which T. Rowe Price Associates, Inc. reported that as of December 31, 2022 it had sole voting power over 23,777,334 shares and sole dispositive power over 46,308,945 shares.

(3) Based on a Schedule 13G/A dated February 9, 2023 in which The Vanguard Group reported that as of December 30, 2022 it had shared voting power over 980,104 shares, sole dispositive power over 116,709,862 shares and shared dispositive power over 2,904,623 shares.

Information About Securities Authorized for Issuance Under Our Equity Compensation Plans

The following table describes, as of December 31, 2022, the number of shares subject to outstanding equity awards under the company's 2022 Long-Term Incentive Plan ("2022 Plan") and 2013 Long-Term Incentive Plan ("2013 Plan"), and the weighted average exercise price of outstanding stock options. The 2022 Plan was approved by shareholders at the 2022 Annual Meeting of Shareholders and replaced the 2013 Plan. There remain outstanding under the 2013 Plan awards of restricted stock units, performance share units and stock options, but no new awards may be granted under the plan. The following table shows the number of shares available for issuance under the 2022 Plan and the 2013 Plan.

	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	3,968,000 [1]	$10.80 [2]	21,984,000
Equity compensation plans not approved by security holders	—	—	—
Total	3,968,000 [1]	$10.80 [2]	21,984,000

(1) Includes 1,573,000 restricted stock units and 962,000 performance share units.

(2) Because there is no exercise price associated with restricted stock units and performance share units, excluding these stock units the weighted average price calculation would be $29.91.

Future Shareholder Proposals

We anticipate that our 2024 annual meeting of shareholders will be held on May 10, 2024.

Shareholders who wish to present proposals in accordance with SEC Rule 14a-8 for inclusion in the company's proxy materials to be distributed in connection with our 2024 annual meeting must submit their proposals so they are received by the Corporate Secretary at the company's executive offices no later than the close of business on November 30, 2023. To be in proper form, a shareholder proposal must meet all applicable requirements of SEC Rule 14a-8. Simply submitting a proposal does not guarantee that it will be included.

Our bylaws provide that a shareholder may bring business before our annual meeting if it is appropriate for consideration at an annual meeting and is properly presented for consideration. If a shareholder wishes to bring business at a meeting for consideration under the bylaws rather than under SEC Rule 14a-8, the shareholder must give the Corporate Secretary written notice of the shareholder's intent to do so. The notice must be delivered to the Corporate Secretary no earlier than January 13, 2024 and no later than February 12, 2024. However, if the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then the notice must be received no earlier than 120 days prior to such annual meeting and no later than the close of business on the later of the 70th day prior to the date of such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made by the company. To be in proper form, the notice must include specific information as described in Article II of our bylaws.

A shareholder who wishes to submit a proposal is strongly encouraged to consult independent counsel about our bylaws and SEC requirements. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with our bylaws or SEC or other applicable requirements for submitting a proposal.

Shareholder Recommendations and Nominations of Directors

Subject to the requirements under our bylaws, any shareholder entitled to vote in the election of directors or other matters to be brought before a shareholder meeting may nominate one or more persons for election as directors. Differing procedures apply depending on whether or not a shareholder is nominating a candidate for inclusion in our proxy materials. The following is only a brief summary of the rules and requirements applicable to either of such nominations. In addition, any shareholder may recommend to the Governance and Corporate Responsibility Committee for its consideration a director nominee for election to the board.

Proxy Access Shareholder Nominations

The company's bylaws permit a qualifying shareholder, or a group of up to 20 qualifying shareholders, to nominate directors for election to the board and include their nominations and certain related information in the company's proxy materials. Only shareholders (including a group of up to 20 shareholders) who have owned at least 3% of the company's outstanding common stock continuously for at least three years are eligible. A qualifying shareholder or group of shareholders may nominate directors for up to the greater of two director positions or 20% of the board. Both the nominating shareholder(s) and the director nominee(s) must satisfy various requirements as specified in our bylaws. The nomination will be effective only if, among other requirements, the shareholder delivers written notice of intent to make a nomination to the Corporate Secretary not less than 120 days or more than 150 days before the first anniversary of the date that the company first sent its proxy statement for the prior year's annual meeting of shareholders (no later than November 30, 2023 or sooner than October 31, 2023 for the 2024 Annual Meeting of Shareholders); provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after such anniversary date, notice must be given not earlier than the 150th day and not later than the close of business on the later of the close of business on the 120th day before such annual meeting or the 10th day following the day on which public disclosure of the date of such meeting is first made.

The requirements and conditions that apply for shareholder nominations to be included in the company's proxy materials can be found in Article II of the bylaws.

Other Shareholder Nominations

The company's bylaws also permit shareholders to nominate director candidates for election to the board without inclusion in the company's proxy materials. The nomination will be effective only if, among other requirements, the shareholder delivers written notice of the shareholder's intent to make a nomination to the Corporate Secretary not less than 90 days or more than 120 days prior to the annual meeting. However, if the company sends notice or publicly discloses the date of the meeting less than 100 days before the date of the annual meeting, the shareholder must deliver the notice to the Corporate Secretary not later than the close of business on the 10th day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first.

The requirements and conditions that apply for shareholder nominations not included in the company's proxy materials can be found in Article III of the bylaws.

Whether a shareholder nomination is included in the company's proxy statement or not, to be in proper form, a shareholder's notice must include specific information concerning the shareholder and the nominee as described in our bylaws and in applicable SEC rules. In addition, to be eligible to be a nominee for director, the nominee must be able to make certain disclosures and representations to, and agreements with, the company, all as set forth and described in our bylaws.

A shareholder who wishes to submit a nomination is strongly encouraged to consult independent counsel about our bylaws and SEC requirements. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with our bylaws or SEC or other applicable requirements for submitting a nomination. Shareholders may request a copy of our bylaws from our Corporate Secretary by writing to the address provided below. Our bylaws are also available on our website at investor.weyerhaeuser.com/policies-documents.

In addition to satisfying the requirements under our bylaws with respect to advance notice of any nomination, any shareholder that intends to solicit proxies in support of director nominees other than the company's nominees must comply with all the requirements of Rule 14a-19.

Shareholder Recommendations to the Nominating Committee

The Governance and Corporate Responsibility Committee will consider nominees for the board of directors recommended by shareholders. If a shareholder wishes to recommend a nominee for election to the board, he or she should write to the Governance and Corporate Responsibility Committee specifying the name of the nominee and the nominee's qualifications for membership on the board of directors, along with evidence of the shareholder's share ownership and the nominee's willingness to serve, if elected. See *Board Composition and Consideration of Director Nominees* on page 20 for a summary of director qualifications and selection criteria. Recommendations will be brought to the attention of and be considered by the Governance and Corporate Responsibility Committee.

Communicating With the Corporate Secretary

Notices and other communications relating to items of business to be presented and considered at the annual meeting (shareholder proposals, director nominations and other items of business), as well as communications directed to the Governance and Corporate Responsibility Committee concerning shareholder recommendations of director nominees, are required to be delivered to the Corporate Secretary. Such notices and communications must be sent to Kristy T. Harlan, Senior Vice President, General Counsel and Corporate Secretary, Weyerhaeuser Company, 220 Occidental Avenue South, Seattle, WA 98104.

Information About the Meeting

Attending and Participating at the Annual Meeting

Date and Time

The 2023 Annual Meeting of Shareholders will be held "virtually" by means of an audio webcast on Friday, May 12, 2023, beginning at 8:00 a.m. Pacific Time. **There will be no physical meeting location.**

Access to the Audio Webcast

Access to the webcast will open approximately fifteen minutes prior to the start of the annual meeting to allow time for you to log in and test your computer audio system. We encourage you to access the meeting prior to the start time.

To attend and participate at the annual meeting, log in at **www.virtualshareholdermeeting.com/WY2023.** You will need your unique control number included on your proxy card (printed in the box and marked by the arrow) or on the instructions that accompanied your proxy materials.

Technicians will be available to assist you with any technical difficulties you may experience when trying to access the virtual meeting. If you experience any such difficulties, please call the support number posted on the virtual shareholder meeting login page at **www.virtualshareholdermeeting.com/WY2023.**

Submitting Questions

Once online access to the 2023 annual meeting is open, shareholders may submit questions, if any, on **www.virtualshareholdermeeting.com/WY2023.** You will need your unique control number included on your proxy card (printed in the box and marked by the arrow) or on the instructions that accompanied your proxy materials. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints.

Voting Matters

Proxy Information

On or about March 29, 2023, we began distributing to each shareholder entitled to vote at the annual meeting either (i) a Notice of Internet Availability of Proxy Materials; or (ii) this proxy statement, a proxy card and our 2022 Annual Report to Shareholders and Form 10-K. The Notice of Internet Availability of Proxy Materials contains instructions on how to:

- Electronically access our proxy statement and our 2022 Annual Report to Shareholders and Form 10-K;

- Vote via internet at www.proxyvote.com, vote by scanning the QR code with your mobile device, or vote at the virtual shareholder meeting; and

- Receive a paper copy of our proxy materials by mail, if desired.

Shares represented by a properly executed and timely received proxy will be voted in accordance with instructions provided by the shareholder. **If a properly executed and timely received proxy contains no specific voting instructions, the shares represented by any such proxy will be voted in accordance with the recommendations of the board of directors.** Proxies are solicited by the board of directors of the company.

Shareholders Entitled to Vote

Common shareholders of record at the close of business on the record date of March 10, 2023 are eligible to vote at the annual meeting. On that date, 732,891,980 common shares were outstanding. Each common share entitles the holder to one vote on the items of business to be considered at the annual meeting.

Vote Required for Items of Business

The presence, virtually or by proxy, of holders of a majority of Weyerhaeuser's outstanding common shares is required to constitute a quorum for the transaction of business at the annual meeting. Abstentions and "broker non-votes" (explained below) are counted for purposes of determining the presence or absence of a quorum. Under Washington law and the company's Articles of Incorporation and bylaws, if a quorum is present at the meeting:

- **Item 1** — Each nominee for election as director will be elected to the board of directors if the votes cast "for" such nominee exceeds the votes cast "against" the nominee;

- **Item 2** — The advisory vote to approve the compensation of the named executive officers as disclosed in the proxy statement will be approved if the votes cast "for" the proposal exceed the votes cast "against" the proposal;

- **Item 3** — The frequency (every one, two or three years) that receives the greatest number of votes cast will be the frequency selected by shareholders with respect to the advisory vote to select the frequency with which future advisory votes to approve executive compensation will be held; and

- **Item 4** — Ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2023 will be approved if the votes cast "for" the proposal exceed the votes cast "against" the proposal.

Abstentions and Broker Non-Votes

Abstentions, "broker non-votes" (explained below) and failure to cast a vote are not considered "votes cast" and will therefore have no effect on the voting outcome of Item 1 (Election of Directors), Item 2 (Advisory Vote to Approve Executive Compensation), Item 3 (Advisory Vote to Approve the Frequency of Future Advisory Votes on Executive Compensation) or Item 4 (Advisory Vote to Ratify Auditor Appointment). A "broker non-vote" occurs on an item of business when a registered shareholder does not vote its client's shares on the item but votes on another matter presented at the meeting. This typically occurs when the registered shareholder (usually a broker or bank) has either voting instructions from its client or discretionary voting authority under NYSE rules to vote on one item of business and not on other items.

Brokers and other share custodians do not have discretion to vote on non-routine matters unless the beneficial owner of the shares has given explicit voting instructions. Consequently, if you do not give your broker or share custodian explicit voting instructions, your shares will not be voted on Items 1, 2 or 3 and your shares will instead be considered "broker non-votes" on each such item. The ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2023 is considered a routine matter and, as such, your broker or share custodian of record is entitled to vote your shares on such proposal in its discretion if you do not provide voting instructions on that item.

Options for Casting Your Vote

You may vote your common shares in one of several ways, depending upon how you own your shares.

If you are a shareholder of record, you can vote any one of four ways:

- **Vote on the Internet** — Go to www.proxyvote.com and follow the instructions. You will need to have your control number (from your Notice of Internet Availability of Proxy Materials or proxy card) with you when you go to the website.

- **Vote at the Virtual Meeting** — You will be able to vote your shares at the virtual meeting using your control number (from your Notice of Internet Availability of Proxy Materials or proxy card).

- **Vote by Phone** — Call 1-800-690-6903 and follow the instructions. You will need to have your control number (from your Notice of Internet Availability of Proxy Materials or proxy card) with you when you call.

- **Vote by Mail** — Complete, sign, date and return your proxy card in the envelope provided with your proxy materials in advance of the meeting.

If you are a beneficial owner of shares held through a broker, bank or other holder of record, you must follow the voting instructions you receive from the holder of record to vote your shares.

Revocation of Proxies

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy at the meeting. A shareholder may revoke a proxy by delivering a signed statement to our Corporate Secretary prior to the annual meeting or by timely executing and delivering, by internet or telephone, another proxy dated as of a later date. You may also revoke a previously issued proxy by voting at the virtual annual meeting.

Other Matters

Proxy Solicitation

Proxies are solicited by the board of directors. All expenses of soliciting proxies will be paid by the company. Proxies may be solicited personally or by telephone, mail, email or the Internet by directors, officers or employees of the company, but the company will not pay any compensation for such solicitations. The company expects to pay fees of approximately $20,000 for assistance by Innisfree M&A Incorporated in the solicitation of proxies. In addition, the company will reimburse brokers, banks and other persons holding shares as nominees for their expenses related to sending material to their principals and obtaining their proxies.

Duplicative Shareholder Mailings

Many of our registered and beneficial shareholders hold their shares in multiple accounts or share an address with other shareholders, which results in unnecessary and costly duplicate mailings of our proxy materials to shareholders. You can help us avoid these unnecessary costs as follows:

- **Shareholders of Record** — If your shares are registered in your own name and you would like to consent to the delivery of a single Notice of Internet Availability of Proxy Materials, proxy statement or annual report, you may contact our transfer agent, Computershare, by mail at PO Box 43006, Providence, RI 02940-3078, or by telephone at 1-800-561-4405.

- **Beneficial Shareholders** — If your shares are held of record by a broker, bank or other custodian rather than in your own name, please contact a representative of the holder of record for instructions.

- **Right to Request Separate Copies** — If you consent to the delivery of a single Notice of Internet Availability of Proxy Materials, proxy statement or annual report, but later decide that you would prefer to receive a separate copy of any of these materials, please notify Computershare using the contact information above if you are a registered shareholder of record, or contact your broker, bank or other holder of record if you are a beneficial shareholder.

2022 Annual Report to Shareholders and Form 10-K

This proxy statement has been preceded or accompanied by the company's 2022 Annual Report, which also includes a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. These materials are also available at www.proxyvote.com. The 2022 Annual Report contains audited financial statements and other information about the company. Except for those pages specifically incorporated into this proxy statement, such report is not to be deemed a part of the proxy soliciting material.

Our Annual Report on Form 10-K, including financial statements, is available on our website at investor.weyerhaeuser.com/sec-filings and on the SEC's website at www.sec.gov. We will also provide without charge to each person solicited pursuant to this proxy statement, upon the written request of any such person, a copy of our Annual Report on Form 10-K. Requests should be in writing and addressed to the attention of Investor Relations, 220 Occidental Avenue South, Seattle, Washington 98104. Alternatively, you can order a hard copy by visiting our website at investor.weyerhaeuser.com/faq and then "How can I get a copy of the most recent annual report?".

Other Business

In the event that any matter not described herein is properly presented for a shareholder vote at the annual meeting or any adjournment thereof, the persons named in the form of proxy will vote in accordance with their best judgment. At the time this proxy statement went to press, the company knew of no other matters that might be presented for shareholder action at the annual meeting.

Appendix A
Reconciliation of Non-GAAP Measures to GAAP

We use Adjusted EBITDA as a key performance measure to evaluate the performance of the company. Our definition of Adjusted EBITDA may be different from similarly titled measures reported by other companies. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, basis of real estate sold and special items.

The table below reconciles consolidated Adjusted EBITDA to consolidated net earnings, as that is the most directly comparable U.S. GAAP measure.

Dollar Amounts in Millions	2022
Net earnings	**$1,880**
Interest expense, net of capitalized interest	270
Loss on debt extinguishment [1]	276
Income taxes	425
Net contribution to earnings	**$2,851**
Non-operating pension and other post-employment benefit costs [2]	254
Interest income and other	(25)
Operating income	**$3,080**
Depreciation, depletion and amortization	480
Basis of real estate sold	84
Special items included in operating income [3]	10
Adjusted EBITDA	**$3,654**

(1) Loss on debt extinguishment is a pre-tax special item related to the early extinguishment of $931 million of debt.

(2) Non-operating pension and other post-employment benefit costs includes a pre-tax special item consisting of a $205 million non-cash settlement charge related to the transfer of pension plan assets and liabilities to an insurance company through the purchase of a group annuity contract.

(3) Operating income includes a pre-tax special item consisting of a $10 million noncash impairment charge related to the planned divestiture of legacy coal assets.

The table below reconciles Adjusted EBITDA to operating income for our Natural Climate Solutions business. We reconcile Adjusted EBITDA for this business to Operating Income (rather than net earnings) because we do not allocate interest expense, income taxes and non-operating pension expense to our business segments.

Dollar Amounts in Millions	2022
Operating income	**$32**
Depreciation, depletion and amortization	(1)
Basis of real estate sold	(10)
Adjusted EBITDA	**$43**

The table below reconciles consolidated Adjusted Funds Available for Distribution (Adjusted FAD) to consolidated net cash from operations, as that is the most directly comparable U.S. GAAP measure. Adjusted FAD is a non-GAAP measure that management uses to evaluate the company's liquidity. Adjusted FAD, as we define it, is net cash from operations adjusted for capital expenditures and significant non-recurring items. Adjusted FAD measures cash generated during the period (net of capital expenditures and significant nonrecurring items) that is available for dividends, repurchases of common shares, debt reduction, acquisitions, and other discretionary and nondiscretionary capital allocation activities.

Dollar Amounts in Millions	2022
Net cash from operations	**$2,832**
Capital expenditures	(468)
Adjustments to FAD [1]	(37)
Adjusted FAD	**$2,327**

(1) Adjustments to FAD include a $37 million product remediation insurance recovery received in first quarter 2022.

The foregoing non-GAAP measures should not be considered in isolation from, and are not intended to represent alternatives to, our results reported in accordance with U.S. GAAP. However, we believe these measures provide meaningful supplemental information for our investors about our operating performance, better facilitates period to period comparisons and are widely used by analysts, lenders, rating agencies and other interested parties.



SUSTAINABLE
FORESTRY
INITIATIVE

Certified Sourcing

www.sfiprogram.org
SFI-01682



Weyerhaeuser

FOR MORE INFORMATION, VISIT investor.weyerhaeuser.com

**WORKING TOGETHER TO BE THE WORLD'S PREMIER TIMBER,
LAND, AND FOREST PRODUCTS COMPANY**